NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

IN RESPECT OF THE

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OF MI DEVELOPMENTS INC.

TO BE HELD ON JUNE 13, 2012

MAY 9, 2012

May 9, 2012

To our Shareholders:

On behalf of our Board of Directors and management, I am pleased to invite you to the annual general and special meeting (the “Meeting”) of the shareholders of MI Developments Inc., to be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, at 10:00 a.m. (Toronto time) on Wednesday, June 13, 2012. The Meeting has been called to provide shareholders with the opportunity to vote on those matters described in the accompanying notice of meeting and management information circular / proxy statement.

I hope you can attend the Meeting, but in any case, your vote is important, and your shares should be represented at the Meeting. If you are unable to attend, please complete, date and sign the enclosed proxy form, and return it in accordance with the instructions set out in the proxy form. Even if you plan to attend the Meeting, you may find it convenient to express your views in advance by completing and returning the proxy form.

I look forward to seeing you at the Meeting on June 13, 2012.

Yours truly,

Thomas Heslip

Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of MI Developments Inc. (the “Company”) will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Wednesday, June 13, 2012, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a)

to receive and consider the annual report of the Company, including the consolidated financial statements of the Company for the financial year ended December 31, 2011 and the auditor’s report on those statements;

(b)	to elect the directors of the Company;

(c)

to re-appoint Ernst & Young LLP, the auditor of the Company, based on the recommendation of the Audit Committee of the Board of Directors of the Company, and authorize the directors to fix the auditor’s remuneration;

(d)

to consider, and if thought fit, approve the special resolution, as more particularly set forth in Appendix “A” of the accompanying Management Information Circular / Proxy Statement, authorizing the Company to amend its Articles of Amalgamation in order to change the Company’s name from “MI Developments Inc.” to “Granite Real Estate Inc.”;

(e)

to consider, and if thought fit, approve the ordinary resolution, as more particularly set forth in Appendix “B” of the accompanying Management Information Circular / Proxy Statement, to approve the Executive Share Unit Plan and the settlement of Share Units by the issuance of Shares;

(f)

to consider, and if thought fit, approve the ordinary resolution, as more particularly set forth in Appendix “C” of the accompanying Management Information Circular / Proxy Statement, confirming the amendment of the Company’s By-laws that was effected by the Company’s Board of Directors on April 3, 2012 in order to change the quorum requirement for a meeting of shareholders from the holders of a majority of the shares entitled to vote at such meeting to the holders of not less than 25% of the shares entitled to vote at such meeting;

(g)

to consider, and if thought fit, approve the special resolution, as more particularly set forth in Appendix “D” of the accompanying Management Information Circular / Proxy Statement, authorizing the continuance of the Company into the Province of Québec; and

(h)	to transact such further or other business or matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on May 9, 2012 will be entitled to notice of, to attend and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

A Management Information Circular / Proxy Statement and a form of proxy are enclosed with this Notice of Annual General and Special Meeting of Shareholders. The Management Information Circular / Proxy Statement provides additional information concerning the matters to be dealt with at the Meeting. If you are unable to be present at the Meeting in person, please complete, date and sign the enclosed proxy and return it in the enclosed envelope provided for that purpose in accordance with the instructions set out in the section entitled “Appointment and Revocation of Proxies” of the enclosed Management Information Circular / Proxy Statement. To be effective, proxies must be received by 10:00 a.m. (Toronto time) on June 11, 2012, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened, at one of the following locations: (a) Computershare Investor Services Inc., the Company’s registrar and transfer agent, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or (b) the principal executive offices of the Company at (before May 28, 2012) 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9 or (on and after May 28, 2012) 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel of the Company. Shareholders may elect to vote by use of the telephone or via the Internet in accordance with the instructions on the applicable form of proxy.

By order of the Board of Directors.

May 9, 2012 Aurora, Ontario	JENNIFER TINDALE Executive Vice-President, General Counsel

-i-

MANAGEMENT INFORMATION CIRCULAR / PROXY STATEMENT

This Management Information Circular / Proxy Statement dated May 9, 2012 (the “Circular”), accompanying Notice of Annual General and Special Meeting of Shareholders (the “Notice”), accompanying form(s) of proxy and all attachments thereto (collectively “Meeting Materials”) are furnished to owners (“Shareholders”) of common shares (“Shares”) of MI Developments Inc. (the “Company” or “MID”) in connection with the solicitation by and on behalf of the management of the Company (“Management”) of proxies to be used at the Annual General and Special Meeting of Shareholders (the “Meeting”) of the Company to be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Wednesday, June 13, 2012, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice.

The Meeting Materials are being mailed on or about May 17, 2012 to Shareholders of the Company of record as of the close of business on May 9, 2012. The Company will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation materials to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All monetary amounts referred to in this Circular are presented in Canadian dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form(s) of proxy are Management nominees and are officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) as nominee to attend and act for and on such Shareholder’s behalf at the Meeting other than the Management nominees named in the accompanying form(s) of proxy. This right may be exercised by inserting in the blank space the name of the person the Shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such person as proxyholder.

Shareholders desiring to be represented at the Meeting by proxy must deposit their forms of proxy at one of the following locations:

(a)

the offices of the Computershare Investor Services Inc., the registrar and transfer agent of the Company, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department; or

(b)

the principal executive offices of the Company at (before May 28, 2012) 455 Magna Drive, 2nd Floor, Aurora, Ontario, Canada L4G 7A9 or (on and after May 28, 2012) 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1, addressed to the General Counsel of the Company, by 10:00 a.m. (Toronto time) on June 11, 2012 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened. A revocation of proxy may also be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof. If a Shareholder who has completed a proxy attends the Meeting in person, any votes cast by such Shareholder on a poll will be counted and the proxy will be disregarded.

Rather than returning the proxy by mail or hand delivery, registered Shareholders may also elect to vote by telephone or via the Internet. Those registered holders electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered Shareholders electing to vote by telephone or via the Internet must follow the instructions included in the form(s) of proxy received from MID.

Non-Registered Holders

Only registered Shareholders and persons appointed as proxyholders are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a Shareholder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary that the Non-Registered Holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited and, in the United States, The Depository Trust Company) of which the intermediary is a participant.

The Meeting Materials are being sent to both registered and non-registered owners of Shares. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuers, MID is delivering the Meeting Materials directly to depositories and other intermediaries for onward distribution to Non-Registered Holders. Typically, intermediaries will use a service company to forward the Meeting Materials to, and to obtain voting instructions from, beneficial owners.

If you are a Non-Registered Holder, you should follow the instructions received from the intermediary through which your Shares are held. Generally, Non-Registered Holders will receive either:

(a)

a voting instruction form (a “VIF”), which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the VIF (which may, in some cases, allow for voting by telephone or Internet); or

(b)

less typically, a proxy that has already been signed by the intermediary (usually by way of a facsimile, stamped signature), that is restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but that is otherwise not fully completed. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc., as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Non-Registered Holders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or VIF and adhere to the signing and return instructions provided on the form. If you are a Non-Registered Holder, you should follow the instructions on the document you receive and contact your intermediary promptly if you need assistance.

Revocation

A registered Shareholder may revoke a proxy that has already been deposited by:

(a)	completing and signing a proxy bearing a later date and depositing it with the Company or Computershare Investor Services Inc. as described under “Registered Holders” above;

(b)

depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing at MID’s registered office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) of the Meeting, at which the proxy is to be used; or

(c)	in any other manner permitted by law.

A Non-Registered Holder who wishes to revoke his or her proxy or VIF must make appropriate arrangements with the intermediary through which his or her Shares are held.

Signature of Proxy

A form of proxy must be executed by the Shareholder or his or her attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name by an authorized officer. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with MID).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. Where a choice for such matter is not specified, Shares will be voted as proxyholder sees fit. Unless contrary instructions are provided, Shares represented by proxies received by Management will be voted as follows:

(a)	FOR the election of directors of the Company as set out in this Management Information Circular;

(b)

FOR the re-appointment of Ernst & Young LLP as the auditor of the Company, based on the recommendation of the Audit Committee of the Board of Directors of the Company, and authorization of the directors to fix the auditor’s remuneration;

(c)

FOR the special resolution to amend the Articles of Amalgamation of the Company as more particularly set forth in Appendix “A” to change the Company’s name from “MI Developments Inc.” to “Granite Real Estate Inc.” (the “Name Change Resolution”);

(d)

FOR the resolution to approve the Executive Share Unit Plan and the settlement of Share Units by the issuance of Shares as more particularly set forth in Appendix “B” (the “Executive Share Unit Plan Resolution”);

(e)

FOR the resolution confirming the amendment of the Company’s By-laws that was effected by the Company’s Board of Directors on April 3, 2012 in order to change the quorum requirement for a meeting of Shareholders from the holders of a majority of the shares entitled to vote at such meeting to the holders of not less than 25% of the shares entitled to vote at such meeting as more particularly set forth in Appendix “C” of the accompanying Management Information Circular / Proxy Statement (the “Confirmation of By-Law Amendment Resolution”); and

(f)	FOR the special resolution as more particularly set forth in Appendix “D” authorizing the continuance of the Company into the Province of Québec (the “Continuance Resolution”).

Exercise of Discretion of Proxy

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Company is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

Record Date

The Board has fixed the close of business on May 9, 2012 as the record date (the “Record Date”) for the Meeting. Only holders of record of Shares at the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting.

INTERESTS OF CERTAIN PERSONS IN THE MATTERS TO BE CONSIDERED AT THE MEETING

Except as otherwise disclosed in this Circular, Management is not aware of any director or executive officer of MID or any nominee for election as a director, nor any associate or affiliate of any of the foregoing persons, having any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Executive Share Unit Plan under which grants of Restricted Share Units have been made to our executive officers, and the settlement of Share Units by the issuance of Shares by the Company, as disclosed in this Circular.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at April 30, 2012, there were issued and outstanding 46,901,356 Shares. Shareholders are entitled to cast one vote per Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only Shareholders known to the directors or officers of the Company as at April 30, 2012 who own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Shares:

	Number of Shares	Percentage of Class
Mackenzie Financial Corporation(1)	6,833,295	14.6%
Donald Smith & Co., Inc.(2)	4,699,757	10.0%

Notes:

(1)	Based on documents filed with the United States Securities and Exchange Commission (the “SEC”) on February 14, 2012.

(2)	Based on documents filed with the SEC on February 13, 2012.

ANNUAL GENERAL AND SPECIAL MEETING MATTERS

Election of Directors

Under the articles of amalgamation of the Company, as amended by the articles of arrangement dated June 30, 2011 (the “Articles of Amalgamation”), the Board is to consist of a minimum of three and a maximum of 15 directors. The amalgamation agreement (the “Amalgamation Agreement”) dated August 29, 2003, by which the Company was formed, authorized the directors to determine the number of directors of the Company from time to time. Pursuant to that authorization, seven persons are being nominated at this time. The term of office of each currently-serving director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected or appointed in accordance with applicable law and the Company’s by-laws.

Management proposes to nominate, and the persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the election as directors of the seven persons whose names are set forth below (the “Proposed Directors”).

Each of the Proposed Directors are now and have been directors of the Company for the periods indicated in their biographical information set forth below. Management will not vote for a greater number of persons than the number of nominees named in the form of proxy.

Management does not contemplate that any of the Proposed Directors will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. Each director elected will hold office until the next annual meeting of Shareholders of the Company, or until his/her respective successor is elected or appointed in accordance with applicable law and the Company’s by-laws.

The following table sets forth information with respect to each of the seven Proposed Directors, including the number of securities of MID beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at April 30, 2012.

Michael Brody, 50 New Jersey, USA

Mr. Brody provides non-executive consulting services to Capital Trust, Inc. a NYSE-listed company trading under the symbol CT. From May 2008 to August 2011, Mr. Brody was the President and Chief Operating Officer of Loeb Partners Realty, LLC, a privately-held real estate company headquartered in New York City. From July 2009 to December 2010, Mr. Brody served on the Board of Rock US Joint Ventures, a Lloyds Banking Group/HBOS controlled entity. From 2002 to 2008, Mr. Brody served as a Managing Director and Head of CMBS Origination for Merrill Lynch & Co. Prior to that, Mr. Brody acted as Senior Vice President and Chief Credit Officer of GMAC Commercial Mortgage and a Managing Director for Nomura Securities in New York and San Francisco, where he was part of the commercial mortgage-backed security team.

Mr. Brody has had 28 years of experience in commercial real estate, evenly divided between the capital markets and property sectors. He began his career as a leasing broker with Cushman & Wakefield. He has acted as Vice President of Asset Management for the Mack Company and as Vice President of Goldfarb Properties.

Mr. Brody received a Bachelor of Arts degree from Cornell University and a Master of Business Administration in finance from Columbia University.

Director Since: June 30, 2011	MID Securities Owned, Controlled or Directed: 4,850 Deferred Share Units(3)

Independent Director Yes	Board & Committees Board Strategic Review Committee(1) Corporate Governance and Nominating Committee(2)	2011 Meeting Attendance: 10 of 10 14 of 14

Peter Dey, 71 Ontario, Canada

Mr. Dey has been the Chairman of Paradigm Capital Inc., an investment dealer, since November 2005. Until February 2012, he had been a director of Coventree Inc. since April 2008. He has been a director of Goldcorp Inc. since June 2006 and a director of Enablence Technologies Inc. since October 2011. Mr. Dey was a Partner of the Toronto law firm Osler, Hoskin & Harcourt LLP, where he specialized in corporate board issues and mergers and acquisitions, from 2001 to 2005, and prior to that from 1985 to 1994 and from 1973 to 1983. From 1994 to 2001, Mr. Dey was Chairman of Morgan Stanley Canada Limited, where he helped develop the Canadian investment banking business and the overall strategic direction of Morgan Stanley in Canada. From 1993 to 1995, Mr. Dey chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada that released the December 1994 report entitled “Where Were the Directors?”, known as the Dey Report. Mr. Dey has also served as Chairman of the Ontario Securities Commission and was Canada’s representative to the OECD Task Force that developed the OECD Principles of Corporate Governance released in May of 1999.

Mr. Dey is Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum, established by the World Bank and the Organization for Economic Cooperation and Development.

Mr. Dey attended Queen’s University, where he earned his Bachelor of Science in 1963 and Dalhousie University, where he earned his Bachelor of Laws degree in 1966. He received his Master of Laws degree from Harvard University in 1967.

Director Since: June 30, 2011	MID Securities Owned, Controlled or Directed: 6,578 Deferred Share Units(3)

Independent Director Yes	Board & Committees: Board (Vice-Chairman) Corporate Governance and Nominating Committee Compensation Committee (Chair)	2011 Meeting Attendance: 10 of 10 1 of 1 3 of 3

Barry Gilbertson, 60 London, United Kingdom

Professor Gilbertson is a real estate specialist professional who until March 2012 served as a non-executive consultant at Knight Frank LLP, the international real estate advisory firm. Professor Gilbertson was previously a partner at PricewaterhouseCoopers LLP (“PwC”) from 1996 until retirement in April 2011, where he has focussed on business recovery work from international multi-bank work to single lender work in the UK. At PwC, Professor Gilbertson worked on matters such as the $8 billion real estate investment and corporate property occupied by Lehman Brothers (in the UK & European context), together with other business recovery work, corporate finance projects or speaking engagements in some 30 countries.

Professor Gilbertson was President of The Royal Institution of Chartered Surveyors (RICS) (from 2004 to 2005), a member of The Bank of England Property Forum (from 2003 to 2010), was the founder Chairman of NARA (the Non-Administrative Receivers Association), was the co-founder Vice Chair of WAVO, the World Association of Valuation Organisations, and for two years acted as Chair of Valuation for the United Nations Real Estate Advisory Group (as an individual member of UN REAG from 2000 to 2005). He has been Visiting Professor at Northumbria University since 2003 to date, and a Visiting Lecturer at 16 other universities in China, Kenya, UK and USA.

Professor Gilbertson serves as a Trustee and Board Director at the College of Estate Management (2004 to date), is a Founding Fellow of the Institute of Continuing Professional Development, a Freeman of the City of London, and holds Honorary Membership designations from four professional bodies - in South Africa, in Romania and in the UK.

Director Since: June 30, 2011	MID Securities Owned, Controlled or Directed: 4,970 Deferred Share Units(3)

Independent Director Yes	Board & Committees Board Audit Committee Compensation Committee Strategic Review Committee(1)	2011 Meeting Attendance: 10 of 10 4 of 4 3 of 3 14 of 14

Thomas Heslip, 53 Ontario, Canada

Mr. Heslip has been our CEO since December 1, 2011 and has had a 29-year career covering commercial property development, investment, management and operations in Canada, the United States, Asia and Europe. Mr. Heslip was most recently with GWL Realty Advisors in Toronto and prior to that served as President and CEO of Realex Properties Corporation until Realex’s sale to Dundee Real Estate Investment Trust in February 2011. He has previously held senior Management positions with Fortress Canada, Goldman Sachs, CIBC Development Corp. and Cadillac Fairview Limited. For 12 years Mr. Heslip was an adjunct professor at McMaster University and the University of Toronto.

Mr. Heslip holds a Masters of Arts degree in Economics and Public Administration and a Bachelor of Arts degree in Economics and Business Administration from the University of Guelph.

Director Since: December 1, 2011	MID Securities Owned, Controlled or Directed: 18,439 Restricted Share Units(4)

Independent Director No	Board & Committees: Board	2011 Meeting Attendance: 1 of 1

Gerald J. Miller, 56 British Columbia, Canada

Mr. Miller is a Director of West Fraser Timber Co. Ltd. (“West Fraser”). He previously served as Executive Vice President, Finance and Chief Financial Officer of West Fraser from January 2009 until his retirement in July 2011. From February 2007 to December 2008, Mr. Miller’s principal occupation was Executive Vice President, Operations of West Fraser. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper.

Mr. Miller is an experienced Chartered Accountant and has been a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants for over 30 years. Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian Chartered Accounting firms.

Mr. Miller holds a Bachelor of Commerce degree from the University of British Columbia.

Director Since: June 30, 2011	MID Securities Owned, Controlled or Directed: 4,589 Deferred Share Units(3)

Independent Director Yes	Board & Committees Board Audit Committee (Chair) Compensation Committee	2011 Meeting Attendance: 10 of 10 4 of 4 3 of 3

Scott I. Oran, 51 Massachusetts, USA

Mr. Oran has been Managing Director of Dinosaur Capital Partners LLC, a real estate investment and advisory firm, since November 2009. Mr. Oran was a member of Gordon Brothers Group, an advisory and financial services company, from May 2009 to November 2009. From November 2003 until January 2009, Mr. Oran served as Executive Director of Morgan Stanley, where he was responsible for its real estate investing activities in New England and the mid-Atlantic United States.

Mr. Oran has 25 years experience in the real estate industry. Earlier in his career, Mr. Oran was Partner and Regional Director of TA Associates Realty and Vice President of Fleet Bank in Boston. Mr. Oran has also acted as Director of Acquisitions for Unihab, a real estate developer. He began his career at Booz, Allen & Hamilton, a management consulting firm.

Mr. Oran graduated magna cum laude from Princeton University with a BSE in Civil Engineering and Urban Affairs and received a Master of Business Administration (with distinction) from Harvard Business School.

Director Since: June 30, 2011	MID Securities Owned, Controlled or Directed: 4,970 Deferred Share Units(3)

Independent Director Yes	Board & Committees Board Audit Committee Corporate Governance and Nominating Committee	2011 Meeting Attendance: 10 of 10 4 of 4 1 of 1

G. Wesley Voorheis, 58 Ontario, Canada

Mr. Voorheis has since 1995 been the Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic and other advisors to institutional, private equity, and other shareholders with respect to their investments in Canadian public and private companies.

Mr. Voorheis has been a director and Chairman of the Board of HudBay Minerals Inc. since March 2009, a director and member of the Audit Committee of Coventree Inc. from April 2008 to February 2012, and was a director of Easyhome Ltd. from April 2010 to December 2011. Mr. Voorheis has acted as the Chief Executive Officer and a director of Hollinger Inc., and Chairman of the Board of YBM Magnex International Inc., following the reconstitutions of the boards of these companies. He has also served as Chairman of a number of special board committees and as a director of various other Canadian publicly traded companies.

Prior to the establishment of VC & Co. Incorporated and Voorheis & Co. LLP in 1995, Mr. Voorheis was partner at a major Toronto law firm.

Director Since: June 30, 2011	MID Securities Owned, Controlled or Directed: 12,147 Deferred Share Units(3) 5,000 Shares

Independent Director Yes	Board & Committees Board (Chairman) Corporate Governance and Nominating Committee (Chair) Strategic Review Committee(1)	2011 Meeting Attendance: 10 of 10 1 of 1 14 of 14

Notes:

(1)

The Strategic Review Committee was a temporary committee established on June 30, 2011 and disbanded on December 1, 2011. See “Statement of Executive Compensation – Director Compensation – Strategic Review Committee” and “Board Committees – Strategic Review Committee” for details.

(2)	Mr. Brody joined the Corporate Governance and Nominating Committee on February 13, 2012.

(3)	Deferred Share Units are issued under the Company’s Non-Employee Director Share-Based Compensation Plan. See “Director Compensation” for details.

(4)	Restricted Share Units are issued under the Company’s Executive Share Unit Plan. See “Executive Compensation” for details.

With the exception of Thomas Heslip, who was appointed as a director on December 1, 2011 concurrently with the resignation of William Lenehan, all of the current directors were elected to their present terms of office by the Shareholders of the Company at the last annual general and special meeting held on March 29, 2011. Each Proposed Director’s principal occupations for the preceding five years are listed in the biographies above.

To the knowledge of MID, there are no arrangements or understandings between any Proposed Director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity, pursuant to which any Proposed Director is to be elected as a director of the Company.

Cease Trade Orders and Bankruptcies

To the knowledge of MID, as at April 30, 2012, except as disclosed below, none of the Proposed Directors:

(a)	is or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the Proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the Proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is or has been in the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(d)	has been subject to:

(i)	any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

From on or about July 1, 2009 to December 31, 2010, Mr. Brody was a director of Rock U.S. Holdings Inc. and its subsidiary entities. During that period, two single-asset subsidiary entities, Rock New York (at 183 Madison Avenue) LLC and Rock New York (100-104 Fifth Avenue) LLC voluntarily filed for bankruptcy protection under U.S. bankruptcy legislation in the U.S. Bankruptcy Court of Delaware. The properties were sold through a court-approved pre-petition auction process.

From on or about September 18, 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. From on or about January 2004 to June 2004, Mr. Dey was a director of Atlas and a trustee of Atlas Income Trust. The Ontario Securities Commission (the “OSC”) issued a management cease trade order relating to any trading in securities of Atlas Income Trust as a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline. The order was made against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its chief executive officer from April 2007 to June 2008. Prior to Mr. Voorheis’ involvement in Hollinger (on May 18, 2004), the OSC issued a temporary cease trade order that prohibited certain directors, officers and insiders of Hollinger from trading in securities of Hollinger, subject to certain exceptions, as a result of Hollinger’s failure to file financial statements on a timely basis as required under Ontario securities laws. On June 1, 2004, the OSC issued a management cease trade order (the “MCTO”) (later varied on March 8, 2005, August 10, 2005 and April 28, 2006). The April 28, 2006 variation added the then current directors and officers of Hollinger to the list of persons subject to the MCTO. The MCTO was later revoked on April 10, 2007 by an OSC order, after remediation by Hollinger of its historical continuous disclosure record on March 7, 2007. Related cease trade orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

On August 1, 2007, Hollinger obtained an initial order for creditor protection from the court under the Companies’ Creditors Arrangement Act (Canada) and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. These proceedings included Hollinger and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. The initial order and the U.S. proceedings provided for an initial stay period of 30 days, and were subsequently extended. On May 26, 2008, the Court approved an agreement (announced by Hollinger on May 14, 2008) between Hollinger and its two principal creditors addressing matters in dispute among those parties and which stated that Mr. Voorheis would be resigning as an officer and director of Hollinger. On June 17, 2008, Mr. Voorheis resigned as a director and officer of Hollinger. Hollinger’s Series II preference shares and the common shares are subject to a cease trader order issued by the OSC on July 23, 2008. Hollinger has stated that the cease trade order was issued as a result of Hollinger’s determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008. Consequently, following June 30, 2008, Hollinger has been in default of its continuous disclosure filing requirements under Canadian securities laws.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis and Mr. Dey were appointed directors of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis and Mr. Dey’s involvement with Coventree. The proceedings relate to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that this order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. On February 15, 2012, the liquidation plan commenced, a liquidator was appointed for the purposes of winding up Coventree’s affairs, Mr. Voorheis and Mr. Dey resigned as directors, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Re-Appointment of Auditor

At the Meeting, Shareholders will be asked to re-appoint Ernst & Young LLP as the independent external auditor of the Company (the “Auditor”), based on the recommendation of the Audit Committee and the Board. Ernst & Young LLP has been the Auditor of the Company since the Company’s spin-out as a public company from Magna International Inc. on August 29, 2003. The persons named in the accompanying forms of proxy will, in the absence of instructions to the contrary, vote for the re-appointment of Ernst & Young LLP as the Auditor of the Company to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the Auditor’s remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

Review and Consideration of Financial Statements

Management, on behalf of the Board, will submit to the Shareholders at the Meeting the consolidated financial statements of the Company for the financial year ended December 31, 2011 and the Auditor’s report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken. The consolidated financial statements and Auditor’s report are included in the Company’s 2011 annual report, which is available on the Company’s website at www.midevelopments.com and on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Approval of Change of Company Name

Shareholders will be asked at the Meeting to consider, and if thought fit, to approve the Name Change Resolution authorizing the Company to amend its Articles of Amalgamation in order to change the name of the Company from “MI Developments Inc.” to “Granite Real Estate Inc.” The persons named in the accompanying form of proxy will, in the absence of instructions to the contrary, vote for the Name Change Resolution.

The full text of the Name Change Resolution that Shareholders will be asked to approve at the Meeting is set forth in Appendix “A” to this Circular. The Board unanimously recommends that Shareholders vote FOR the approval of the Name Change Resolution. Not less than two thirds of the votes cast must be in favour of the Name Change Resolution in order for it to be approved.

If the Name Change Resolution is passed by the requisite number of Shareholder votes, the Company intends to file Articles of Amendment with the Director under the Business Corporations Act (Ontario) as soon as possible after the Meeting to effect the change of name, and will apply to the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) to change the Company’s current share symbol to “GRT” on the TSX and “GRP” on the NYSE, or such other symbol as the Board may determine to be appropriate.

Notwithstanding the approval of the Name Change Resolution by the Shareholders, the Board shall be authorized without further notice or approval by the Shareholders not to proceed with the matters contemplated in the Name Change Resolution.

Approval of 2011 Executive Share Unit Plan

Effective August 7, 2011, the Board adopted an executive share unit plan (the “Executive Share Unit Plan”) designed to provide equity-based compensation in the form of share units (“Share Units”) to employees of the Company or any of the Company’s subsidiaries, partnerships, trusts or other controlled entities who are, by the nature of their position or job, in a position to contribute to the success of the Company (the “Participants”) as determined by the compensation committee of the Board (the “Compensation Committee”). Shareholders will be asked at the Meeting to consider, and if thought fit, to approve the Executive Share Unit Plan Resolution approving the Executive Share Unit Plan. The persons named in the accompanying form of proxy will, in the absence of instructions to the contrary, vote for the Executive Share Unit Plan Resolution.

The full text of the Executive Share Unit Plan Resolution that Shareholders will be asked to approve at the Meeting is set forth in Appendix “B” to this Circular. The Board unanimously recommends that Shareholders vote FOR the Executive Share Unit Plan Resolution. A majority of the votes cast must be in favour of the Executive Share Unit Plan Resolution in order for it to be approved.

If the Executive Share Unit Plan Resolution is not approved at the Meeting, the Executive Share Unit Plan will remain in effect, provided that settlement of a Participant’s RSUs and PSUs (as defined below) shall be permitted to be made only in cash and/or in Shares delivered from a Share Purchase Trust (as defined below), and not in Shares newly issued by the Company.

The following summary of the material features of the Executive Share Unit Plan is qualified in its entirety by reference to the full text of the Executive Share Unit Plan, which is attached as an exhibit to the Executive Share Unit Plan Resolution set forth in Appendix “B” to this Circular.

The Executive Share Unit Plan entitles a Participant to receive grants of Share Units (“Grants”), at the discretion of the Compensation Committee, in the form of performance share units (each representing the right to receive one Share or the market value thereof for each performance share until that vests as described below under “Vesting and Settlement”) (“PSUs”) or restricted share units (each representing the right to receive one Share or the market value thereof as described below under “Vesting and Settlement” and “Grant Terms”) (“RSUs”), which will vest either after the attainment of certain performance conditions (in the case of PSUs) or after a continuous period of employment (in the case of RSUs). The specific vesting conditions for each PSU or RSU shall be determined by the Compensation Committee.

Purposes of the Executive Share Unit Plan

The purposes of the Executive Share Unit Plan are to promote a further alignment of interests between employees and the Shareholders of the Company; to associate a portion of employees’ compensation with the returns achieved by Shareholders of the Company; and to attract and retain employees with the knowledge, experience and expertise required by the Company.

Securities Issuable

Assuming the approval of the Executive Share Unit Plan Resolution at the Meeting, up to 1,000,000 Shares may be issued under the Executive Share Unit Plan, representing 2.1% of the Company’s outstanding Shares as of April 30, 2012. To date, Grants of 52,291 RSUs and zero PSUs have been made to Participants (each of whom is an officer of the Company) under which there may be issued, assuming the approval of the Executive Share Unit Plan Resolution at the Meeting, up to 52,291 Shares, representing 0.1% of the Company’s outstanding Shares as of April 30, 2012. Certain of these Grants fully vest ten months following the relevant Grant, certain of these Grants fully vest three years following the relevant Grant, and certain of these Grants vest in three equal instalments on the first, second and third anniversaries of the relevant Grant. Assuming the approval of the Executive Share Unit Plan Resolution at the Meeting and the settlement of all outstanding RSUs in Shares, 947,709 Shares remain available to be issued under the Executive Share Unit Plan as of April 30, 2012, representing 2.0% of the Company’s outstanding Shares as of April 30, 2012.

No one Participant may receive any Grants which together with all Grants then held by such Participant would permit such Participant to be issued a number of Shares which would be greater than 1% of all Shares outstanding. In addition: (i) the number of Shares issuable to insiders of the Company at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the total outstanding Shares; and (ii) the number of Shares issued to any insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the total outstanding Shares.

Vesting and Settlement

A Share Unit shall be settled, upon or as soon as practicable after its vesting, in cash (in an amount equal to the market value of the relevant Shares), in Shares delivered from a trust established to acquire and hold Shares purchased from third parties (a “Share Purchase Trust”) or (assuming the approval of the Executive Share Unit Plan Resolution at the Meeting) in Shares issued by the Company, or any combination thereof, as determined by the Compensation Committee. Market value for the purposes of settling a Share Unit in cash on any settlement date shall generally be based on the volume weighted average trading price of a Share over the preceding five trading days, on the stock exchange on which the highest volume of Shares is traded. Vesting conditions in respect of a Grant are determined by the Compensation Committee at the time the Grant is made and may result in the vesting of more or less than 100% of the number of Share Units included in a Grant at the time the Grant is made where a multiplier applies to such Share Units based on the extent to which such vesting conditions are met.

The Executive Share Unit Plan also provides for the accrual of dividend equivalent amounts based on dividends paid on the Shares.

Grant Terms

The Compensation Committee shall determine the terms and conditions of Grants granted to any Participant, including, without limitation: the type of Share Unit; the number of RSUs or PSUs subject to a

Grant; the vesting period(s) applicable to a Grant; the conditions to the vesting of any Share Units granted, including terms relating to performance conditions to be met, conditions relating to continued service with the Company or its affiliate; any multiplier that may apply to Share Units subject to a Grant in connection with the achievement of vesting conditions and which may result in the number of Share Units that vest being more or less than the number of Share Units included in the Grant at the time the Grant is made; the performance period for PSUs and the conditions, if any, upon which vesting of any Share Unit will be waived or accelerated, without any further action by the Compensation Committee; the circumstances upon which a Share Unit shall be forfeited or cancelled or expire; the consequences of a grantee’s termination with respect to a Share Unit; whether and the terms upon which any Shares delivered upon exercise or settlement of a Share Unit must continue to be held by a Participant for any specified period; and whether and the extent to which any performance conditions or other criteria applicable to the vesting of a Share Unit have been satisfied or shall be waived or modified. The Executive Share Unit Plan provides that the number of Share Units to be covered by a Grant shall generally be determined by dividing the value of the Grant by the volume-weighted average trading price per Share on the stock exchange on which the highest volume of Shares is traded on the relevant day(s) during the five trading days immediately preceding the grant date for such Grant, rounded up to the next whole number.

Assignability and Cessation of Entitlement

Subject to the terms of the relevant Participant’s employment agreement, in the event that a Participant’s employment is terminated without cause or the Participant dies or experiences certain disability events prior to the vesting date of any Grant, such Participant’s Share Units will thereupon become vested in an amount equal to the product of (i) the number of Share Units which have not previously vested plus any dividend equivalent Share Units in respect thereof (assuming, in the case of PSUs, that the relevant Participant was employed until the end of the applicable vesting period and taking into account the extent to which the applicable performance conditions were achieved), multiplied by (ii) a fraction, the numerator of which is the number of months between the first day of the relevant vesting period and the date the employee is terminated, dies or becomes disabled, and the denominator of which is the total number of months in the relevant vesting period.

Subject to the terms of a Participant’s written employment agreement, in the event a Participant’s employment is terminated for cause or if the Participant resigns, no Share Units which have not vested and settled prior to the date of the Participant’s termination or resignation, as the case may be, including dividend equivalent Share Units in respect of such Share Units, shall vest, and all such Share Units shall be forfeited immediately.

Other than by designating a beneficiary to receive any benefits that are payable under the Executive Share Unit Plan upon the death of a Participant, or by operation of law, a Participant shall not be permitted to assign or transfer any Share Units.

Amendment of the Executive Share Unit Plan

The Executive Share Unit Plan and any Grants made pursuant thereto may be amended, modified or terminated by the Board without approval of Shareholders. Such changes could include, without limitation, minor changes of a “housekeeping nature”; accelerating the vesting of a Grant; and amendments to reflect the proposed conversion of the Company to a real estate investment trust. Notwithstanding the foregoing, the Executive Share Unit Plan or any Grant may not be amended without Shareholder approval to:

(a)	increase the number of Shares issuable on settlement of outstanding Share Units;

(b)	permit a Participant to transfer or assign Share Units to a new beneficial holder other than to a beneficiary in the event of the Participant’s death;

(c)	increase the number of Shares that may be issued to insiders above the restrictions contained in the Executive Share Unit Plan;

(d)	add additional categories of Participants; or

(e)	amend the Executive Share Unit Plan to delete any of the limitations on amendments described in (a) through (d) above.

In addition, no amendment to the Executive Share Unit Plan or Grants made pursuant thereto may be made without the consent of a Participant, if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law.

Confirmation of By-Law Amendment

Shareholders will be asked at the Meeting to consider, and if thought fit, to approve the Confirmation of By-Law Amendment Resolution confirming the amendment of the Company’s By-laws that was effected by the Company’s Board of Directors on April 3, 2012 in order to change the quorum requirement for a meeting of shareholders from the holders of a majority of the shares entitled to vote at such meeting to the holders of not less than 25% of the shares entitled to vote at such meeting. The persons named in the accompanying form of proxy will, in the absence of instructions to the contrary, vote for the Confirmation of By-Law Amendment Resolution.

The full text of the Confirmation of By-Law Amendment Resolution that Shareholders will be asked to approve at the Meeting is set forth in Appendix “C” to this Circular. The Board unanimously recommends that Shareholders vote FOR the approval of the Confirmation of By-Law Amendment Resolution. A majority of the votes cast must be in favour of the Confirmation of By-Law Amendment Resolution in order for it to be approved.

Continuance from the Province of Ontario to the Province of Québec

On October 25, 2011, the Company announced its intention to convert to a real estate investment trust. In view of certain Canadian tax considerations, it is anticipated that the real estate investment trust will lend to various non-resident subsidiaries in the form of loans secured by hypothecs governed by Québec law. To facilitate the creation of these hypothecs, the Company intends to complete the conversion to a real estate investment trust under a plan of arrangement approved by a Québec court. In order to permit the Company to have standing to apply to a Québec court for approval of the plan of arrangement, the Company has determined that it is desirable that it be continued as a corporation under the laws of the Province of Québec.

The Business Corporations Act (Québec) (“QBCA”) and the Business Corporations Act (Ontario) (“OBCA”) are generally similar, although there are some differences between the two statutes. A table summarizing certain differences between the QBCA and the OBCA that may be significant to Shareholders of the Company is attached as Appendix “E” to this Circular. The summary in Appendix “E” is not intended to be exhaustive. For a full understanding of the differences and similarities of the QBCA and the OBCA, reference should be made to the text of the two statutes, both available at http://www.canlii.org/.

The Company believes that the continuance from Ontario to Québec will not adversely affect the rights of Shareholders and would be advantageous to the Company, and the Company is therefore seeking the approval and authorization of its Shareholders to continue under the QBCA (the “Continuance”). In connection with the Continuance, the Company will adopt articles of continuance under the QBCA that are substantially similar to its current articles of amalgamation (a form of the articles of continuance, including a courtesy English translation thereof are attached as Exhibit “A” to Appendix “D”). The text of the Continuance Resolution is attached to this information circular as Appendix “D”. To be effective, a resolution authorizing the Continuance must be passed by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The persons named in the accompanying form of proxy will, in the absence of instructions to the contrary, vote for the Continuance Resolution.

The continuance is subject to certain required approvals, including approval of the Ontario Securities Commission and approval of the Director appointed under the OBCA. If the Continuance Resolution is approved by the Shareholders, assuming other required approvals are obtained, the Board expects to effect the Continuance in the third quarter of 2012.

Shareholders are entitled to certain dissent rights under the OBCA and to be paid the fair value of their Common Shares if they dissent to the Continuance and the Continuance becomes effective. The registered Shareholder must dissent with respect to all of the Common Shares held by such registered Shareholder on behalf of any one dissenting beneficial Shareholder. A brief summary of the applicable provisions of the OBCA and the procedure for exercising dissent rights is attached as Appendix “F” to this Circular.

Notwithstanding the approval of the Continuance Resolution by the Shareholders, the Board shall be authorized without further notice or approval by the Shareholders not to proceed with the matters contemplated in the Continuance Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Committee Report

Since taking office in June 2011, the Board has conducted a broad review of MID’s corporate governance practices. As part of this review, the Compensation Committee has reviewed the company’s executive and director compensation programs and implemented changes designed to increase the alignment between pay and performance and adopt other appropriate compensation measures. The Compensation Committee met three times in 2011 and has met four times to date in 2012. We believe this reflects the significant efforts management and the Board have made to establish a compensation program consistent with the company’s best interests.

Achievements under MID’s new Board of Directors and Compensation Committee have included:

•	Conducting a comprehensive review of Chief Executive Officer, senior management and director compensation.

•	Following the completion of the Company’s recent strategic review process, adopting a program including clear, measurable performance objectives in respect of annual cash bonuses.

•	Replacing option grants for executives with restricted share unit awards.

•	Adopting share ownership guidelines for the Chief Executive Officer.

Since taking office in June 2011, the Board has worked with management to identify key strategic and operational objectives intended to advance MID’s growth and development. In 2012, the Compensation Committee intends to continue to review and develop MID’s compensation programs and strategies with a view to encouraging executives and employees across the organization to strive to achieve identified strategic and operational objectives and to further the best interests of the company, its Shareholders and its other stakeholders.

The Chair of the Compensation Committee, Peter Dey, will be available to answer questions at the Meeting. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that such information be included in this Circular.

Compensation Committee

Peter Dey (Chair)

Barry Gilbertson

Gerald J. Miller

Compensation Discussion and Analysis

Introduction

The Board’s Compensation Committee is responsible for overseeing compensation for our executive officers and making recommendations in respect thereof to the Board, consistent with our compensation philosophy and corporate governance objectives. The Compensation Committee executes its mandate in consultation with independent compensation consultants and management. The Board, however, makes the ultimate decisions with respect to executive compensation upon consideration of the Compensation Committee’s recommendations.

The current Board took office on June 30, 2011, following the consummation of MID’s plan of arrangement (the “Plan of Arrangement”) which led to the replacement of all of the previous directors (the “Previous Board”). The Compensation Committee, established shortly thereafter, initiated a review of our director and executive compensation programs as part of the Board’s broad review of our governance practices and policies. As a result of the Compensation Committee’s review and recommendations, in 2011 the Board implemented changes to the compensation practices for directors and executive officers which we believe better align Board and management interests with the long-term interests of Shareholders. These changes are described below. Additional compensation policies and practices continue to be developed and implemented in 2012.

In addition to the change of the Board associated with the consummation of the Plan of Arrangement, in 2011 there were significant changes in our senior management. On February 9, 2011, Rocco Liscio, MID’s CFO, passed away suddenly and was replaced by John Simonetti on February 17, 2011 as the interim CFO of MID. In connection with the consummation of the Plan of Arrangement, Frank Stronach resigned as CEO on June 30, 2011 and was replaced by William Lenehan as interim CEO. Mr. Lenehan resigned on December 1, 2011 when he was replaced by Thomas Heslip as CEO, who was also appointed as one of our current directors. On July 6, 2011 we also announced the appointment of Michael Forsayeth as our Chief Financial Officer, who replaced Mr. Simonetti and assumed that position on August 12, 2011, and Jennifer Tindale as our Executive Vice President, General Counsel, who assumed that position on July 6, 2011. On July 14, 2011, we announced the departures of Dennis Mills, who had served as Vice-Chairman, Donald Cameron, who had served as Chief Operating Officer, and Vito Ciraco, who had served as Vice President and Associate General Counsel. In accordance with applicable securities laws, each of these individuals is among our “Named Executive Officers”, or “NEOs” in respect of whom 2011 compensation is disclosed below. See “Summary Compensation Table”.

Overview of Compensation Philosophy

Our current executive compensation philosophy is to provide competitive compensation to attract and retain talented high-achievers, and incentivize them to achieve our strategic and operational objectives within a framework that is consistent with the best interests of our company and compensation and corporate governance best practices. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to achievements, both corporate and individual. This helps to align management’s and the Board’s interests with long-term Shareholder interests.

Consistent with this philosophy, the primary objectives of our executive compensation program are to:

•	attract and retain talented, high-achieving executives who are dedicated to the success of our company and the creation and protection of long-term Shareholder value;

•	motivate our management team to continually meet and exceed operating targets while promoting our long-term growth and advancing our strategic objectives; and

•

align the interests of management and Shareholders by emphasizing “at-risk” compensation tied to our share price, and performance-based compensation that recognizes corporate and individual performance that, in turn, create long-term Shareholder value.

Compensation Committee Mandate

The current members of the Compensation Committee are Peter Dey (Chair), Gerald J. Miller and Barry Gilbertson. Each member of the Compensation Committee is independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange. The current members of the Compensation Committee were appointed to the Compensation Committee when it was constituted by the current Board after the Board transition on June 30, 2011 (the “Board Transition”), and all of them have helpful and diverse experience which enables the Compensation Committee to achieve its objectives. Mr. Dey is recognized as a leading figure in corporate governance matters in Canada, and has broad public company experience in senior executive roles and in serving on numerous public company boards and committees. Mr. Gilbertson brings to the Compensation Committee a breadth of perspective on compensation and governance matters gained from his experiences with a range of professional firms and organizations, as well as corporate and academic entities. Mr. Miller possesses in-depth insight from his numerous roles at another Canadian public company.

As part of the Board’s review of our corporate governance practices and policies, the Board adopted new charters for all of its committees, including the Compensation Committee, and reviewed and re-approved each of them with minor amendments in March 2012.

The responsibilities of the Compensation Committee, as set forth in its charter, are that it shall:

(a)	review and approve corporate goals and objectives relevant to CEO compensation;

(b)	evaluate the CEO’s performance in light of those corporate goals and objectives, and determine/make recommendations to the Board with respect to the CEO’s compensation level based on its evaluation;

(c)

review the recommendations to the Compensation Committee of the Chief Executive Officer respecting the appointment, compensation and other terms of employment of the Chief Financial Officer, all senior management reporting directly to the Chief Executive Officer and all other officers appointed by the Board of Directors and, if advisable, approve and recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(d)	recommend to the Board the remuneration (fees and/or retainer) to be paid to and the benefits to be provided to directors;

(e)	review executive compensation disclosure before the Company publicly discloses this information;

(f)

prepare an annual report for inclusion in the Company’s management information circular to Shareholders respecting the process undertaken by the Compensation Committee in its review and preparation of recommendations to the Board in respect of compensation;

(g)	review the terms and administration of the Company’s share-based compensation plans and, if advisable, recommend plans and grants thereunder for approval of the Board; and

(h)

review and assess the adequacy of the Compensation Committee’s charter from time to time to ensure compliance with any rules of regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to the Compensation Committee’s charter as considered.

The Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. Decisions respecting compensation for officers and directors are, however, the responsibility of the Compensation Committee and the Board, and may reflect factors and considerations other than the information and recommendations provided by any outside advisor.

Role of Management

Members of senior management assist the Compensation Committee in executing its duties by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, and recent compensation trends and regulatory initiatives. Management also makes recommendations with respect to equity-based grants and bonus awards for eligible employees below the executive level.

The Compensation Committee also relies on the CEO to assist in its review of the performance of the other executives, which performance affects both short-term and long-term incentive awards. Given the close working relationship of the CEO and other executives, the Compensation Committee believes the CEO’s assessment of the performance and contribution of the other executives is valuable. While the CEO may be invited to attend Compensation Committee meetings, he will not be present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his compensation.

Role of Compensation Consultant

Starting in April 2011, prior to the Board Transition, the individuals who were then anticipated to become the Compensation Committee upon the Board Transition retained the services of Hugessen Consulting Inc. (“Hugessen”). The Compensation Committee subsequently mandated Hugessen to review and provide advice directly to the Compensation Committee on director and executive compensation and related questions. During 2011, Hugessen provided comments on director compensation and interim CEO compensation, reviewed the compensation of the CEO direct reports and assisted the Compensation Committee in establishing the terms of employment of the new CEO.

Executive Compensation – Related Fees: In aggregate, the fees paid to Hugessen in respect of 2011 totalled approximately $90,000. The Compensation Committee is satisfied that the advice received from Hugessen is objective and independent. Hugessen provides no other services to MID and is directly retained and instructed by and reports to the Compensation Committee.

The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and did reflect factors and considerations in addition to the information and recommendations from Hugessen.

Benchmarking

As part of its evaluation of compensation alternatives for the new CEO of MID in November 2011, the Compensation Committee reviewed the CEO compensation of a peer group of similarly situated companies. Hugessen identified a comparator group (the “Comparator Group”) consisting of the following companies, all of which are REITs listed on the TSX, headquartered in Canada and having a market capitalization between $0.5 and $4.5 billion and a total enterprise value between $0.6 billion and $5.25 billion:

• Canadian REIT • Dundee REIT • Canadian Apartment Properties REIT • Primaris Retail Real Estate • Investment Trust	• Cominar REIT • Allied Properties REIT • Artis Real Estate Investment Trust • Chartwell Seniors Housing REIT • Crombie Real Estate Investment Trust	• Northern Property Real Estate Investment Trust • CANMARC Real Estate Investment Trust • Extendicare REIT

Elements of Executive Compensation

Compensation of our NEOs includes the following components:

•	base salary;

•	annual cash bonus;

•	long-term incentives; and

•	other executive benefits and perquisites which do not amount to a material portion of overall compensation.

We believe these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide stable income, link a significant portion of our executives’ compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for Shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives.

Non-CEO Named Executive Officers

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill and experience of each NEO. At the same time, having a base salary that is a relatively low portion of overall compensation reflects the emphasis on linking executive compensation to our performance and alignment with the best interests of our company. Base salaries of our executives are initially set forth in each NEO’s employment agreement. The Compensation Committee may consider recommending increases to base salaries of the NEOs if our performance is superior with reference to industry benchmarking and other assessments of performance.

The 2011 base salaries of the NEOs in office at the start of the year were determined by the Previous Board giving regard to the recommendations of the Corporate Governance and Compensation Committee of the Previous Board (the “Previous Compensation Committee”) and management.

After taking office on June 30, 2011, the Compensation Committee reviewed the recommendations of the interim CEO as to the base salaries of the non-CEO NEOs proposed to be hired and found their recommended base salaries to be appropriate.

For a discussion of base salaries and other compensation at the CEO level, see “CEO Compensation”.

Annual Cash Bonus

The annual cash bonus is a variable component of executive compensation based upon corporate and individual performance. This form of short-term incentive motivates executive performance, ensures that personal compensation is aligned with Company performance and enables recognition of attainment of financial objectives and execution of strategic initiatives. Prior to the Board Transition, annual cash bonuses were awarded on a discretionary basis and were granted on the basis of individual and corporate performance as determined by the Previous Board.

Mr. Kumer was the only NEO in office prior to the Board Transition, other than Mr. Stronach, that received a cash bonus for 2011. Mr. Kumer’s discretionary bonus was determined by MID’s CEO in recognition of Mr. Kumer’s contribution in his then position of Vice President, Real Estate, toward the successful completion of the Plan of Arrangement and his valuable services in matters related to the Board Transition and MID’s ensuing strategic review. Mr. Forsayeth and Ms. Tindale were each entitled to cash bonus amounts for 2011 as contemplated by their respective employment contracts, principally in recognition of their performance in the execution of MID’s strategic review in the last half of 2011. Mr. Forsayeth and Ms. Tindale’s 2012 annual incentive plan awards, as with all of MID’s current executive officers, will be based on their performance against corporate and individual objectives approved by the Board as part of a Short Term Incentive Program recommended by MID’s Compensation Committee.

Long-Term Incentives

Purpose of Long-Term Incentives

Prior to 2010, our practice had been to make an annual stock option grant to executives and other eligible employees under our stock option plan (which we had adopted just prior to the completion of the spin-out transaction on August 29, 2003 whereby the Company became a public company, and which was approved and ratified by the Shareholders of the Company at the annual meeting of Shareholders held on May 11, 2004, and which we amended during 2007 (the “Stock Option Plan”)). However, the last grant of stock options to officers was made in 2009, and the last grant to directors was made in 2010.

Upon assuming office, the current Board felt it was imperative to undertake an evaluation of our long-term incentives, before committing to an annual long-term incentive program. The Compensation Committee, in consultation with Hugessen, reviewed and considered different long-term incentive program features, including the use of time-vested stock options versus share units and appropriate levels of long-term incentive compensation for the executives. This review was conducted in the context of the overall review of our compensation practices. Following this review, awards of restricted share units, which will vest on June 30, 2012, were made to Mr. Forsayeth and Ms. Tindale in respect of their service commencing in the summer of 2011, heading into the strategic review process. Thereafter, following completion of the strategic review, the Board, in consideration of the recommendations of the Compensation Committee and the newly approved strategic direction for the Company, approved a revised long-term incentive program for all of our executive officers commencing with the performance review cycle for fiscal 2012.

A share unit is a notional unit which, depending on the terms of the share unit plan, is redeemable for either a company share or a cash amount equal to the value of a company share at a future date, and may be made subject to vesting and performance criteria. Broader trends in executive compensation practices in Canada were also observed, indicating that stock options were declining in popularity in recent years in favour of grants of share units. The Compensation Committee considered the advantages posed by share units, noting the following:

•

options that are not “in the money” have reduced effect as a retention tool (as holders will likely attribute no value to them) and as a motivator (in situations where the exercise price of the options is significantly greater than the share price and even relatively significant gains in the share price may not result in options being “in the money”);

•

share units, which track the value of a common share, will have future value even as share prices fluctuate, and therefore continue to serve as a retention and motivational tool even if there is a decline in the share price; and

•	share units are less dilutive of our outstanding equity (and non-dilutive if share units are redeemed for cash).

Taking into account these factors, the Board, on the recommendation of the Compensation Committee, determined it was appropriate not to grant any further stock options but rather to grant share units as the type of long-term incentive to be awarded to our executives and other eligible employees. The share units may be granted pursuant to our Executive Share Unit Plan, which permits vesting and other conditions to be established by the Compensation Committee. Additionally, on the recommendation of the Compensation Committee, the Board determined that commencing with the performance review cycle for 2012, long-term incentive grants will be made in an amount equal to the relevant executive’s long-term incentive grant target, as set out in his or her employment agreement, provided that 50% of such grant will be contingent upon the executive’s achievement, during the year in respect of which the grant is made, of pre-determined corporate and individual objectives, as determined by the Board, based on the Compensation Committee’s and the CEO’s recommendations.

Perquisites and Other Benefits

We do not believe that perquisites and other benefits should represent a significant portion of the overall compensation of our NEOs. The perquisites provided to the NEOs in 2011 included insurance benefits, health benefits and other customary executive perquisites.

CEO Compensation

The terms of Mr. Heslip’s compensation as CEO have been determined through negotiation between himself and the Compensation Committee, which was guided by advice and benchmarking information provided by Hugessen, and set forth in his employment agreement.

Mr. Heslip’s annualized base salary has been set at $500,000. Under the terms of his employment agreement, Mr. Heslip’s first annual cash bonus will not be payable until the first quarter of 2013.

Under his employment agreement, Mr. Heslip is entitled to receive long-term incentives in the form of annual equity-based grants under our Executive Share Unit Plan. However, his first grant was not payable under his employment agreement until the sixth clear trading day following the blackout for MID’s 2011 annual financial results, which was March 21, 2012, when he was granted $650,000 of RSUs based on the grant date fair value determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), without any adjustment for subsequent divided-equivalent grants.

Mr. Heslip receives the normal benefits and perquisites available to our executives consistent with those described above under “Non-CEO Named Executive Officers — Perquisites and Other Benefits.”

Mr. Lenehan as interim CEO received a base salary equal to $500,000 per year and a cash bonus of $500,000. Mr. Lenehan also received grants of RSUs under the Executive Share Unit Plan worth $500,000, which vested in full upon the termination of his employment with MID. Due to the temporary nature of his position, following the termination of his service as interim CEO, Mr. Lenehan was not entitled to any non-equity based payments other than (i) a payment equal to the difference between the amount of his base salary that he actually received prior to his last day of service and the amount of his base salary that he would have received had he remained in office for 12 months, (ii) payment of his $500,000 cash bonus, and (iii) continuation of his benefit coverage for a period of one year.

Mr. Stronach’s 2011 compensation, consisting of $100,000 of base salary as Chairman of the Board for the period during which he was in office and a U.S.$1,000,000 discretionary cash bonus, was determined by the Previous Board.

Share Ownership Guidelines

Mr. Heslip’s employment agreement provides that he shall have five years from December 30, 2011 in which to acquire, directly or indirectly, ownership of or control and direction over shares in the capital of the Company (including through the ownership of RSUs) with either an aggregate market value or an aggregate cost to him equal to three times his annual base salary as at the date upon which Mr. Heslip asserts that he has complied with such requirement.

Employment Agreements

Each of the NEOs in office as at January 1, 2012 is party to an employment agreement with our company. Such employment agreements establish their base salary and right to participate in our bonus, long-term incentive and benefit programs and provides for certain payments and benefits on their involuntary termination without cause.

Each of the NEOs in office as at January 1, 2012 is required by their respective employment agreements not to solicit officers, employees or agents of our company for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. Mr. Heslip’s employment agreement also restricts him from engaging in certain activities that would be competitive with MID’s business until the day that is six months after his period of active employment with MID.

For amounts payable to the NEOs on a change of control or the termination of their employment, see “Change of Control and Termination Benefits”.

Risks Associated with Compensation Policies and Practices

The Compensation Committee, in its review of compensation policies and practices, considered the potential risks associated with the adoption of such policies and practices. The Compensation Committee also considers risks associated with the adoption of particular corporate and individual objectives under these policies and practices. The Compensation Committee reports regularly to the Board of Directors. In connection with its review of the risks associated with MID’s compensation policies and practices, the Compensation Committee did not identify any risks arising from MID’s compensation policies and practices that are reasonably likely to have a material adverse effect on MID.

Purchases of Certain Financial Instruments by NEOs and Directors

MID’s NEOs and directors are prohibited under MID’s Insider Trading and Blackout Policy from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph compares the total cumulative Shareholders’ return (including dividends) until December 31, 2011 for $100 invested in Class A Subordinate Voting Shares (as the Shares then were) on December 31, 2006 with the cumulative return of the S&P/TSX Total Return Composite Index.

Cumulative Total Returns

Value of Cdn.$100 Invested on December 31, 2006

Fiscal Period End	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
MID Common Shares[1] (Cdn.$)	$100.00	$68.11	$23.95	$35.89	$77.13	$95.62
S&P/TSX Composite (Cdn.$)	$100.00	$109.83	$73.58	$99.38	$116.87	$106.69

(1)	Prior to June 30, 2011, the Shares traded as Class A Subordinate Voting Shares on the TSX and NYSE. Values herein represent total return with dividends reinvested.

The total cumulative Shareholders’ return from December 31, 2006 to December 31, 2011 for $100 invested in the Shares was $95.62, compared to $106.69 for the S&P/TSX Total Return Composite Index over the same period.

It is difficult to compare our NEO compensation during the past five years directly with the trend reflected in the above chart because of the significant changes in our management during that time. However, although the Common Shares of MID relatively underperformed the S&P TSX Total Return Composite Index over the period shown above prior to the Board Transition, the compensation of MID’s executive officers during the period increased based on the terms of our compensation arrangements. The Common Shares of MID have over-performed relative to the S&P TSX Total Return Composite Index since the Board Transition.

Summary Compensation Table

The following tables provide information respecting compensation received in or in respect of the financial years ended December 31, 2011, 2010 and 2009 by each of the NEOs. Unless indicated otherwise, all amounts were paid or are payable in Canadian dollars.

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)(1)	Option Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Thomas Heslip,(4)	2011	37,879	—	—	—	—	—	—	37,879
Chief Executive Officer	2010	—	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
Michael Forsayeth,(5)	2011	166,667	200,000	—	200,000	—	—	—	566,667
Chief Financial Officer	2010	—	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
Jennifer Tindale,(6)	2011	143,182	150,000	—	75,000	—	—	—	368,182
Executive Vice-President, General Counsel	2010	—	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
Lorne Kumer,(7)	2011	275,000	—	—	75,138	—	8,250	—	358,388
Executive Vice-President, Real Estate Portfolio and Asset Management	2010	275,000	—	—	60,000	—	8,250	—	343,250
	2009	150,000	—	41,450	184,986	—	4,500	—	380,936

William Lenehan,(8)	2011	500,000	500,000	—	500,000	—	—	—	1,500,000
Former Interim Chief Executive Officer	2010	—	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
John Simonetti,(9)	2011	200,000	—	—	—	—	—	727,875	927,875
Former Interim Chief Financial Officer	2010	—	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—	—
Frank Stronach,(10)	2011	100,000	—	—	976,800	—	—	—	1,076,800
Former Chairman of the Board and former Chief Executive Officer	2010	205,960	—	—	2,059,600	—	—	—	2,265,560
	2009	227,120	—	—	2,271,200	—	—	—	2,498,320
Dennis J. Mills,(11)	2011	541,667	—	—	—	—	—	958,500	1,500,167
Former Vice-Chairman and former Chief Executive Officer	2010	1,029,800	—	—	514,900	—	—	2,317,050	3,861,750
	2009	227,120	—	828,988	1,192,380	—	—	—	2,248,488
Donald Cameron,(12)	2011	433,333	—	—	—	—	—	3,306,825	3,740,158
Former Chief Operating Officer	2010	823,840	—	—	360,430	—	—	—	1,184,270
	2009	227,120	—	103,624	681,360	—	—	—	1,012,104
Rocco Liscio,(13)	2011	50,000	—	—	—	—	—	400,000	450,000
Former Executive Vice-President and former Chief Financial Officer	2010	360,430	—	—	154,470	—	—	—	514,900
	2009	61,148	—	207,247	70,407	—	—	—	338,802
Vito Ciraco,(14)	2011	146,250	—	—	—	—	—	630,000	776,250
Former Vice-President and former Associate General Counsel	2010	270,000	—	—	45,000	—	—	—	315,000
	2009	55,381	—	—	14,163	—	—	—	69,544

Notes:

(1)

In 2011, share based awards represent grants of RSUs under the Executive Share Unit Plan, as determined by the Board. The value shown for these awards is the grant date fair value determined in accordance with U.S. GAAP, without any adjustment for subsequent dividend-equivalent grants.

(2)

In 2009, Messrs. Kumer, Mills, Cameron and Liscio were granted options to acquire 10,000, 200,000, 25,000 and 50,000 Class A Subordinated Voting Shares, respectively. The value of option based awards is calculated using the Black-Scholes option pricing model as determined as of the grant date.

(3)	Perquisites and other personal benefits for each Named Executive Officer did not exceed the lesser of Cdn.$50,000 or 10% of his or her respective total annual salary during 2011.

(4)	Mr. Heslip was hired as Chief Executive Officer on December 1, 2011. On an annualized basis for 2011, Mr. Heslip’s base salary would have been $500,000.

(5)

Mr. Forsayeth was hired as Chief Financial Officer effective August 12, 2011. On an annualized basis for 2011, Mr. Forsayeth’s base salary would have been $400,000. His annual incentive plan award was in accordance with his contractual bonus target.

(6)

Ms. Tindale was hired as Executive Vice President, General Counsel effective July 6, 2011. On an annualized basis for 2011, Ms. Tindale’s base salary would have been $300,000. Her annual incentive plan award was in accordance with her contractual bonus target.

(7)

Mr. Kumer received a discretionary cash bonus for 2011. This bonus was determined by MID’s CEO in recognition of Mr. Kumer’s contribution in his then position of Vice President, Real Estate. In 2010, annual incentive plans were discretionary, and Mr. Kumer’s award was determined by the Previous Board. In 2009, Mr. Kumer’s annual incentive plan award represented his share of the net pre-tax profits of MID’s Real Estate business before profit sharing.

(8)

Mr. Lenehan became interim Chief Executive Officer on June 30, 2011 and served in that capacity until his resignation on December 1, 2011, when he received a payment of $291,667, being the difference between the amount of his base salary that he actually received prior to his last day of service and the amount of his base salary that he would have received had be remained in office for 12 months. On an annualized basis for 2011, Mr. Lenehan’s base salary would have been $500,000.

(9)

Mr. Simonetti became interim Chief Financial Officer on February 17, 2011 and served in that capacity until his resignation on August 12, 2011, when he received a bonus of U.S.$750,000, in accordance with the terms of his employment agreement. On an annualized basis for 2011, Mr. Simonetti’s base salary would have been U.S.$400,000. Amounts have been converted from U.S. dollars to Canadian dollars based on the average month-end foreign exchange rates.

(10)

Mr. Stronach resigned as Chief Executive Officer and Chairman of the Board on June 30, 2011. On an annualized basis for 2011, Mr. Stronach’s base salary as Chairman of the Board would have been $200,000. Mr. Stronach was paid U.S.$200,000 annually as Chairman of the Board in 2010 and 2009. He did not receive any salary as Chief Executive Officer of the Company from November 11, 2010 until June 30, 2011. Annual incentive plan awards to Mr. Stronach were discretionary, at the determination of the Previous Board. The Previous Board approved annual incentive plan awards to an affiliate company of Mr. Stronach in respect of the first six months of 2011 equal to U.S.$1,000,000, being one half of Mr. Stronach’s 2010 annual incentive plan award; U.S.$2,000,000 in respect of 2010; and U.S.$2,000,000 in respect of 2009. Amounts have been converted from U.S. dollars to Canadian dollars based on the average month-end foreign exchange rates.

(11)

We announced the departure of Mr. Mills from his role as Vice-Chairman on July 14, 2011, when he received a termination payment of U.S.$1,000,000 in accordance with the terms of his employment agreement. On an annualized basis for 2011, Mr. Mills’s base salary would have been $1,000,000. Previously, Mr. Mills had served as Chief Executive Officer, resigning from that position effective November 11, 2010. MID provided Mr. Mills an aggregate of U.S.$2,250,000 in connection with such earlier resignation. In 2010, the annual incentive plan award to Mr. Mills was discretionary, at the determination of the Previous Board. In 2009, Mr. Mills’s annual incentive plan award represented his share of the net pre-tax profits of MID’s Real Estate business before profit sharing, plus a special bonus of U.S.$250,000. Amounts have been converted from U.S. dollars to Canadian dollars based on the average month-end foreign exchange rates.

(12)

We announced the departure of Mr. Cameron from his role as Chief Operating Officer on July 14, 2011, when he received a change of control payment of $3,450,000 in accordance with the terms of his employment agreement. On an annualized basis for 2011, Mr. Cameron’s base salary would have been U.S.$800,000. In 2010, the annual incentive plan award to Mr. Cameron was discretionary, at the determination of the Previous Board. In 2009, Mr. Cameron’s annual incentive plan award represented his share of the net pre-tax profits of MID’s Real Estate business before profit sharing. Amounts have been converted from U.S. dollars to Canadian dollars based on the average month-end foreign exchange rates.

(13)

Mr. Liscio passed away, while serving as MID’s Executive Vice-President and Chief Financial Officer, on February 9, 2011. On an annualized basis for 2011, Mr. Liscio’s base salary would have been $400,000. The estate of Mr. Liscio received a payment of $400,000 at the discretion of the Previous Board upon Mr. Liscio’s death. In 2010, the annual incentive plan award to Mr. Liscio was discretionary, at the determination of the Previous Board. Mr. Liscio was appointed Executive Vice-President and Chief Financial Officer effective September 18, 2009. On an annualized basis for 2009, Mr. Liscio’s base salary would have been U.S.$200,000 and his share of pre-tax profits would have been U.S.$229,625. In 2009, Mr. Liscio’s annual incentive plan award represented his share of the net pre-tax profits of MID’s Real Estate business before profit sharing, in his capacity as Executive Vice-President and Chief Financial Officer on a pro rata basis for 2009. Amounts have been converted from U.S. dollars to Canadian dollars based on the average month-end foreign exchange rates.

(14)

We announced the departure of Mr. Ciraco from his role as Vice-President and Associate General Counsel on July 14, 2011, when he received a change of control payment of $630,000 in accordance with the terms of his employment agreement. On an annualized basis for 2011, Mr. Ciraco’s base salary would have been $270,000. In 2010, the annual incentive plan award to Mr. Ciraco was discretionary, at the determination of the Previous Board. Mr. Ciraco was hired as Vice President and Associate General Counsel effective August 24, 2009. On an annualized basis for 2009, Mr. Ciraco’s base salary would have been $160,000 and his share of pre-tax profits would have been $40,000. In 2009, Mr. Ciraco’s annual incentive plan award represented his share of the net pre-tax profits of MID’s Real Estate business before profit sharing, in his capacity as Vice-President and General Counsel on a pro rata basis for 2009.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards outstanding as of December 31, 2011 for each NEO.

Outstanding Share-Based Awards and Option-Based Awards

Option-Based Awards(1)						Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of Options vested (#)	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Thomas Heslip, Chief Executive Officer	—	—	—	—	—	—	—	—
Michael Forsayeth, Chief Financial Officer	—	—	—	—	—	8,065	260,822	—
Jennifer Tindale, Executive Vice-President, General Counsel	—	—	—	—	—	6,049	195,625	—
Lorne Kumer, Executive Vice-President, Real Estate Portfolio and Asset Management	10,000	14.54	November 12, 2019	10,000	180,500	—	—	—
William Lenehan, Former Interim Chief Executive Officer	—	—	—	—	—	—	—	260,822
John Simonetti, Former Interim Chief Financial Officer	50,000 50,000 50,000	31.85 35.62 32.21	September 16, 2013 December 21, 2014 September 17, 2017	50,000 50,000 50,000	37,000 — 19,000	—	—	—
Frank Stronach, Former Chairman of the Board and former Chief Executive Officer	—	—	—	—	—	—	—	—
Dennis J. Mills, Former Vice-Chairman and former Chief Executive Officer	—	—	—	—	—	—	—	—
Donald Cameron, Former Chief Operating Officer	—	—	—	—	—	—	—	—
Rocco Liscio, Former Executive Vice-President and former Chief Financial Officer	—	—	—	—	—	—	—	—
Vito Ciraco, Former Vice-President and former Associate General Counsel	—	—	—	—	—	—	—	—

Notes:

(1)	Shares are the only securities for which options have been granted under the Company’s 2004 Stock Option Plan.

(2)

The indicated value is calculated by the difference between the closing market price of the Shares on the TSX on December 31, 2011 of Cdn.$32.59 per share and the option exercise price multiplied by the number of unexercised options.

(3)

The indicated value is calculated by multiplying the five-day volume-weighted average trading price on the stock exchange on which the Shares were most heavily traded for the five trading days preceding December 31, 2011 by the number of share units then outstanding.

Value Vested or Earned During the Year

The following table provides information regarding all option based or share based awards that have vested, and all non-equity incentive plan compensation earned, during the fiscal year ended December 31, 2011.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)		Non-equity incentive plan compensation — Value earned during the year ($)
Thomas Heslip, Chief Executive Officer	—	—		—
Michael Forsayeth, Chief Financial Officer	—	—		200,000
Jennifer Tindale, Executive Vice-President, General Counsel	—	—		75,000
Lorne Kumer, Executive Vice-President, Real Estate Portfolio and Asset Management	—	—		75,138
William Lenehan, Former Interim Chief Executive Officer	—	633,628	(1)	500,000
John Simonetti, Former Interim Chief Financial Officer	—	—		—
Frank Stronach, Former Chairman of the Board and former Chief Executive Officer	—	—		976,800
Dennis J. Mills, Former Vice-Chairman and former Chief Executive Officer	—	—		—
Donald Cameron, Former Chief Operating Officer	—	—		—
Rocco Liscio, Former Executive Vice-President and former Chief Financial Officer	—	—		—
Vito Ciraco, Former Vice-President and former Associate General Counsel	—	—		—

Notes:

(1)

Approximately $253,460 from the total amount listed (calculated by multiplying the five-day volume-weighted average trading price on the stock exchange on which the Shares were most heavily traded for the five trading days preceding the vesting date by the number of share units then outstanding) has not yet been paid to Mr. Lenehan due to requirements of applicable law.

Change of Control and Termination Benefits

Change of Control Benefits

The change of control provisions set out in the employment agreement for Mr. Heslip provide that should (a) Mr. Heslip’s employment be terminated by MID without cause or (b) Mr. Heslip terminate his employment for Good Reason, in either case in the twelve month period following a Change of Control, or (c) Mr. Heslip terminates his employment for any reason during the 30-day period commencing 6 months following a Change of Control, then Mr. Heslip will be entitled to receive a payment equal to the sum of two times his base annual salary and two times the amount of his annual cash performance bonus target (at the lower and not at the maximum level) for the year in which the termination of his employment occurs. Further. Mr. Heslip’s then outstanding RSUs or other unvested equity based compensation will immediately vest. For the foregoing purposes, a “Change of Control” is generally defined as (i) the acquisition of control in law of MID by a third party, or (ii) the sale, transfer or other disposition of all or substantially all of the assets of MID to one or more third parties, and, as a result of either (i) or (ii), Mr. Heslip ceases to be employed as the chief executive officer of a widely-held public issuer, reporting to the Board of Directors; and “Good Reason” means any event that would constitute constructive dismissal under Canadian law.

The change of control provisions set out in the employment agreements for Mr. Forsayeth and Ms. Tindale provide that in the event of a “Change of Control” (generally defined as (a) the acquisition of control in law of MID by a third party, or (b) the sale, transfer or other disposition of all or substantially all of the assets of MID to one or more third parties), if the relevant NEO terminates his or her employment, or if MID terminates the relevant NEO’s employment, in each case during the six month period prior to the public announcement of the Change of Control (assuming that MID has knowledge of the potential Change of Control) or in the twelve month period following the Change of Control, he or she will be entitled to receive a retiring allowance equal to 24 months (in the case of Mr. Forsayeth) or 18 months (in the case of Ms. Tindale) of “Total Compensation” (defined as (i) payment in lieu of base salary, (ii) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the executive’s target bonus at the time of termination, and (iii) $200,000 (in the case of Mr. Forsayeth) or $150,000 (in the case of Ms. Tindale) in lieu of foregone annual equity compensation awards), all unvested RSUs or other unvested equity based compensation will accelerate and vest, and subject to certain exceptions MID will continue the executive’s benefit coverage during the 24- or 18-month period, as the case may be.

As at December 31, 2011, the amount payable by MID, or any successor entity, if Mr. Heslip, Mr. Forsayeth or Ms. Tindale was terminated (except for cause) in connection with a “Change of Control” as described above would be: $2,000,000 (in the case of Mr. Heslip), $1,600,000 (in the case of Mr. Forsayeth) and $787,500 (in the case of Ms. Tindale).

The change of control provisions set out in the employment agreement of Mr. Kumer provide for the payment by MID, or any successor entity, of two times the Retiring Allowance for the applicable Retiring Allowance Period ending prior to the date of termination if Mr. Kumer is terminated: (a) by MID (except for cause); or (b) by the employee for Good Reason, in either case within two years after any transaction that results in Frank Stronach, or his affiliates or associates, ceasing to be the beneficial holder of, or ceasing to exercise control or direction over, securities of MID representing more than 50% of the votes attaching to MID’s outstanding voting securities. “Retiring Allowance” means an amount equal to the employee’s base salary and discretionary bonus for the Retiring Allowance Period (less statutorily required deductions) payable in a lump sum on the day of termination. “Retiring Allowance Period” means the twelve months ending immediately prior to the day of termination. “Good Reason” means termination of employment by Mr. Kumer following any of the following events: (a) a reduction in current compensation; (b) reporting to someone less senior than the then-current report (being MID’s Chief Operating Officer); (c) relocation of 35 kilometers or more of the then-current place of work (other than a relocation within the City of Toronto); or (d) if Mr. Kumer’s current employment agreement is not assumed (for a minimum of two years), by MID’s successor entity on the closing of a change of control event or transaction.

As at December 31, 2011, the amount payable by MID, or any successor entity, if Mr. Kumer was terminated (except for cause) within two years of the completion of the Arrangement (based on his 2011 Base Salary and Discretionary Bonus for 2011) would be: $700,276.

The termination payments made by us to Messrs. Mills, Cameron and Ciraco in accordance with the terms of their respective employment agreements, upon the termination of their employment on July 14, 2011, are indicated above under “Summary Compensation Table”. The payment made by us to Mr. Lenehan upon his resignation as the Company’s interim Chief Executive Officer in accordance with the terms of his employment agreement is indicated above under “Summary Compensation Table”.

Termination Benefits

Mr. Heslip’s employment contract provides that his employment may be terminated by MID by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid salary and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) payments (in equal monthly instalments commencing within 30 days after the termination of employment) by way of salary continuation to a maximum equal to the sum of 1.5 times his base annual salary and 1.5 times the amount of his annual cash performance bonus target for the year in which the termination of his employment occurs (provided that if Mr. Heslip engages in alternative employment at any time during the period of 18 months following his termination (the “CEO Severance Period”), MID will cease paying salary continuation and cash performance bonus payments effective the first day on which Mr. Heslip commences alternative employment, will calculate the amount of salary and cash performance bonus that would have been paid to Mr. Heslip during the balance of the CEO Severance Period, and will arrange for the payment to Mr. Heslip of one-half of that amount, subject to all necessary deductions), (iii) continued participation in MID’s benefit plans until the earlier of the expiry of the CEO Severance Period or the date Mr. Heslip commences alternative employment, and (iv) Mr. Heslip’s then outstanding RSUs and PSUs (or other unvested equity based compensation) will be treated in accordance with the terms of the Executive Share Unit Plan. Mr. Heslip may resign upon between 45 and 60 days’ notice, in which case MID will have the right to elect to pay him his base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if MID so elects, Mr. Heslip’s employment shall terminate immediately upon such payment. In this event, MID shall pay Mr. Heslip a pro rata portion of his annual target performance bonus and all unvested RSUs and PSUs will be forfeited and cancelled, subject to certain exceptions.

Mr. Forsayeth’s and Ms. Tindale’s employment contracts provide that their respective employment may be terminated by MID by giving written notice and compensation in lieu of notice consisting of (i) payments of all outstanding amounts under the employment agreement that have been earned and are owing (including any unpaid wages and a pro-rated annual short term incentive bonus payment calculated based on the target bonus in the year of termination), (ii) a retiring allowance (in a lump sum within 30 days after the termination of employment) equal to 24 months (in the case of Mr. Forsayeth) or 18 months (in the case of Ms. Tindale) (each, a “Severance Period”) of (a) payment in lieu of base salary, (b) payment in lieu of annual bonus equal to the greater of the annual bonus awarded in the year prior to the year of termination and the NEO’s target bonus at the time of termination, and (c) the sum of $200,000 (in the case of Mr. Forsayeth) or $150,000 (in the case of Ms. Tindale) in lieu of foregone annual equity compensation awards, (iii) continued participation in (or payment in lieu of) MID’s benefit plans until the expiry of the applicable Severance Period, and (iv) the NEO’s unvested RSUs (or other unvested equity based compensation) will accelerate and vest on the date of termination, and the NEO will have a minimum of 60 clear days to exercise such equity based compensation. If Mr. Forsayeth or Ms. Tindale resigns for any event that could constitute constructive dismissal under Canadian law, such resigning NEO will be entitled to all of the compensation and benefits described above in this paragraph. Additionally, each of Mr. Forsayeth and Ms. Tindale may resign upon 45 days’ notice, in which case MID will have the right to elect to pay such resigning NEO his or her base salary for the remainder of the notice period and either continue benefits or provide payment in lieu of benefits for the remainder of the notice period and, if MID so elects, such resigning NEO’s employment shall terminate immediately upon such payment. In this event, MID shall pay such resigning NEO a pro rata portion of his or her annual target performance bonus and all unvested RSUs shall vest pro rated based on the number of days of employment in each vesting period.

Mr. Kumer’s employment contract provides that his employment may be terminated by MID by giving 12 months’ advance written notice of termination or by paying a retiring allowance equal to 12 months’ base salary and discretionary bonus for the 12 months ending immediately prior to the day of termination, in which case MID will also be required to maintain Mr. Kumer’s benefits for 12 months. Mr. Kumer may resign upon 3 months’ advance written notice, in which case MID will pay him the foregoing retirement allowance on the date of such notice.

The following table provides details regarding the estimated incremental payments from us to each of the NEOs assuming termination (without cause) on December 31, 2011.

Name	Estimated Payment
Thomas Heslip, Chief Executive Officer	$1,500,000
Michael Forsayeth, Chief Financial Officer	$1,600,000
Jennifer Tindale, Executive Vice-President, General Counsel	$787,500
Lorne Kumer, Executive Vice-President, Real Estate Portfolio and Asset Management	$350,138	(1)

Notes:

(1)

As noted above, as at December 31, 2011, the change of control provisions set out in the employment agreement of Mr. Kumer provide that the amount payable by MID, or any successor entity, if Mr. Kumer was terminated (except for cause) within two years of the completion of the Arrangement (based on his 2011 Base Salary and Discretionary Bonus for 2011) would be $700,276.

Director Compensation

Our Board has approved a director compensation program that rewards non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Further, the program emphasizes the alignment of Directors with the interests of our Shareholders by having grants of deferred share units compose at least one-half of the annual Board retainer.

The compensation arrangements for the Directors include a combination of cash retainers, equity-based retainers payable in DSUs, committee fees, travel fees and special one-time awards in recognition of the extraordinary amount of time required of the Directors in connection with and during the year following the Board Transition. The amounts of such retainers and awards payable in a calendar year for service on the Board and regular Board committees are described below. The then incoming Compensation Committee reviewed Director compensation in May 2011 in light of the expected workload for the year following the Board Transition.

Position	Annual cash compensation	Value of DSU grant(1)
Chairman	$150,000	$150,000
Vice-chairman	$100,000	$100,000
Director-at-large	$ 62,500	$62,500
Audit Committee Chair	$ 50,000	—
Corporate Governance and Nominating Committee Chair; Compensation Committee Chair	$ 30,000	—
Audit Committee member-at-large	$ 25,000	—
Corporate Governance and Nominating Committee member-at-large; Compensation Committee member-at-large	$ 15,000	—
Travel fee per meeting	$ 3,000	—
Travel expenses per meeting	Reimbursed in accordance with company policy	—
Special one-time award for each director for work during the first year after the Board Transition	—	$75,000
Special one-time award for the Chairman for work completed prior to June 30, 2011	—	$100,000

Notes:

(1)	DSU grants, with the exception of special one-time awards, are granted quarterly in arrears.

The amounts of the retainers and fees approved for the Directors were determined by the Board upon the recommendation of the Compensation Committee in consultation with Hugessen. The Compensation Committee believes the amount of compensation is appropriate in light of the time commitments required from the Directors, noting that the initial year following the Board Transition was expected to, and did, entail an intensive director workload.

Strategic Review Committee

The Strategic Review Committee was a temporary committee of the Board that existed between June 30, 2011 and December 1, 2011 and had two primary responsibilities: (i) to supervise the development of the Company’s strategic plan announced on October 25, 2011, and (ii) to conduct a search for a permanent chief executive officer, whose appointment was announced on December 1, 2011. For their significant role on these key special matters and in recognition of the time spent, tasks undertaken, advice provided and overall value of each individual member’s contribution, the one-time cash compensation for non-executive Strategic Committee Members was as follows:

Wesley Voorheis	$225,000
Michael Brody	$85,000
Barry Gilbertson	$175,000

For his advice and significant time spent in support of the Strategic Review Committee’s mandate, Peter Dey received a one-time cash fee of $50,000.

Unlike the Company’s regular committees, given the special purpose and time-sensitive nature of the Strategic Review Committee mandate, the Board approved the fees for this Committee after completion of its mandate with a retrospective look at the type and volume of work performed by each non-executive member.

Director Compensation Table

The following table provides information regarding compensation paid to the Directors during the financial year ended December 31, 2011.

Name(1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)
Michael Brody(4)	149,250	108,310	—	—	—	—	257,560
Peter Dey(4)	125,500	127,225	—	—	—	—	252,725
Barry Gilbertson(4)	259,250	108,310	—	—	—	—	367,560
Gerald Miller	81,750	108,310	—	—	—	—	190,060
Scott Oran	69,250	108,310	—	—	—	—	177,560
Wesley Voorheis(4)	318,000	254,826	—	—	—	—	572,826

Notes:

(1)

Mr. Heslip is and Mr. Lenehan was a director of MID and were also Named Executive Officers during the year, and their compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.

(2)

Effective November 3, 2003, the Company established the DSP Plan, which provides for a deferral of up to 100% of each outside director’s total annual cash remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company for any reason. The amounts deferred are reflected in notional DSUs whose value reflects the market price of the Company’s Shares at the time that the particular payment(s) to the director become payable. The value of a DSU will appreciate or depreciate with changes in the market price of the Shares of the Company. The DSP Plan also takes into account any dividends paid on the Shares. Under the DSP Plan, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued DSU, net of withholding taxes. As such, the vesting concept is inapplicable.

(3)

None of the directors of MID participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by MID that provides for payments or benefits at, following, or in connection with retirement.

(4)	Fees include amounts paid to such individual in connection with his services provided to the Strategic Review Committee, see “— Strategic Review Committee”.

The following table provides information regarding compensation paid to the non-executive members of the Previous Board in 2011 in respect of the period during which they served on our Board, being January 1, 2011 to June 30, 2011.

Name(1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)(3)	All Other Compensation ($)	Total ($)
Senator Rod A. A. Zimmer	129,901	19,846	—	—	—	—	149,747
Franz Deutsch	286,660	24,273	—	—	—	—	310,933
Benjamin Hutzel	140,564	16,996	—	—	—	—	157,560
Manfred Jakszus	176,294	19,092	—	—	—	—	195,386
Heribert Polzl	29,789	15,963	—	—	—	—	45,752
Lorne Weiss	42,486	16,178	—	—	—	—	58,664

Notes:

(1)

Mr. Stronach and Mr. Mills were directors of MID and were also Named Executive Officers during the year, and their compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.

(2)

Effective November 3, 2003, the Company established the DSP Plan, which provides for a deferral of up to 100% of each outside director’s total annual cash remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company for any reason. The amounts deferred are reflected in notional DSUs whose value reflects the market price of the Company’s Shares at the time that the particular payment(s) to the director become payable. The value of a DSU appreciates or depreciates with changes in the market price of the Shares of the Company. The DSP Plan also takes into account any dividends paid on the Shares. Under the DSP Plan, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued DSU, net of withholding taxes. As such, the vesting concept is inapplicable. The DSUs of the then non-executive members of the Previous Board were settled in 2011 following the Board Transition. See “Incentive Plan Awards — Value Vested or Earned During the Year for Directors” below.

(3)

None of the directors of MID participate in any defined benefit, defined contribution, actuarial, or any other form of plan provided by MID that provides for payments or benefits at, following, or in connection with retirement.

Director Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table lists all share-based awards that are outstanding as of December 31, 2011 which have been made by the Company or one of its subsidiaries to the non-executive Directors. There are no option based awards outstanding as of December 31, 2011 for non-executive Directors.

	Share-Based Awards
Name(1)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Michael Brody	4,065	131,462
Peter Dey	4,689	151,642
Barry Gilbertson	4,065	131,462
Gerald Miller	4,065	131,462
Scott Oran	4,065	131,462
Wesley Voorheis	9,554	308,976

Notes:

(1)

Mr. Heslip is and Mr. Lenehan was a director of MID and were also Named Executive Officers during the year, and their compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.

(2)

This figure represents or applies to all DSUs held by the director as of December 31, 2011. As noted under “Director Compensation — Director Compensation Table”, under the DSP Plan, when a director leaves the Board, he receives (within a prescribed period of time) a cash payment equal to the then value of his accrued DSUs, net of withholding taxes. The vesting concept is inapplicable. DSUs are rounded to the nearest single unit. In the case of DSUs, the indicated value is calculated by multiplying: (a) the volume weighted average trading price on the stock exchange on which the Shares were most heavily traded for the five trading days preceding December 31, 2011 by (b) the number of DSUs then outstanding.

No share based or option based awards that were made by the Company or one of its subsidiaries to the non-executive members of the Previous Board remained outstanding as of December 31, 2011.

Incentive Plan Awards — Value Vested or Earned During the Year for Directors

No option based or share based awards vested, and no non-equity incentive plan compensation was earned, during the fiscal year ended December 31, 2011 for our non-executive directors.

The following table lists all option based or share based awards that have vested, and all non-equity incentive plan compensation earned, during the fiscal year ended December 31, 2011 for the Previous Board.

Name(1)	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Senator Rod A. A. Zimmer	—	956,951	—
Franz Deutsch	—	1,609,630	—
Benjamin Hutzel	—	536,820	—
Manfred Jakszus	—	845,838	—
Heribert Polzl	—	384,536	—
Lorne Weiss	—	416,186	—

Notes:

(1)

Mr. Stronach and Mr. Mills were members of the Previous Board as well as Named Executive Officers, and their compensation is disclosed in the Summary Compensation Table in the Compensation Discussion and Analysis section above.

(2)

These figures represent the cash value of DSUs held by members of the Previous Board following their resignations on June 30, 2011 calculated by multiplying (a) the closing price of the Shares on the NYSE on July 7, 2011, the trading day preceding the settlement date, by (b) the total number of DSUs outstanding.

Equity Compensation Plan Information

The following table provides information on the Company’s equity compensation plans as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options or upon settlement of share units	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon exercise of outstanding options or upon settlement of share units)
Equity compensation plan approved by security holders(1)	235,000	$31.99	1,886,544
Equity compensation plans not approved by security holders(2)	26,211	n/a	973,789
Total	261,211	n/a	2,860,333

Notes:

(1)	Consists of the Stock Option Plan. No options were issued under the Stock Option Plan during 2011. The Company no longer grants stock options under the Stock Option Plan.

(2)

Consists of the Executive Share Unit Plan, a description of which may be found under “Approval of Executive Share Unit Plan.” As noted above, if the Executive Share Unit Plan Resolution is not approved at the Meeting, the Executive Share Unit Plan will remain in effect, provided that settlement of a Participant’s RSUs and PSUs shall be permitted to be made only in cash and/or in Shares delivered from a Share Purchase Trust, and not in Shares newly issued by the Company

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 30, 2012, there was no indebtedness owing to MID or any of its subsidiaries, excluding routine indebtedness, by present or former executive officers, directors or employees of MID or any of its subsidiaries, nor was any indebtedness of any such person, excluding routine indebtedness, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by MID or any of its subsidiaries.

No individual who is, or at any time during the financial year ended December 31, 2011 was, a director or executive officer of MID, no proposed nominee for election as a director of MID, and no associate of any such director, executive officer or proposed nominee (i) is, or at any time since January 1, 2011 has been, indebted to MID or any of its subsidiaries under a securities purchase program or any other program, excluding routine indebtedness, or (ii) has had any indebtedness, excluding routine indebtedness, that is, or at any time since January 1, 2011 has been, the subject of a guarantee, support agreement letter of credit or other similar arrangement or understanding provided by MID or any of its subsidiaries under a securities purchase program or any other program.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of MID, except as otherwise described below, as at April 30, 2012, no director or officer of MID, any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of MID or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of MID, any Proposed Director, nor any of their respective associates: (a) has had a direct or indirect material interest in any transaction since the beginning of MID’s most recently completed financial year or in any proposed transaction that has materially affected or will materially affect MID or any of its subsidiaries; or (b) has any material interest in any matter to be acted upon at the Meeting other than the election of directors and the approval of the Executive Share Unit Plan under which grants of Restricted Share Units have been made to our executive officers, and the settlement of Share Units by the issuance of Shares by the Company, as disclosed in this Circular.

As previously disclosed, during 2011, MID agreed to pay reasonable legal and advisory fees of certain Class A Shareholders incurred in connection with MID’s Plan of Arrangement, which closed on June 30, 2011. In this respect, a U.S.$2.2 million payment was made to a company owned by Mr. G. Wesley

Voorheis, who became Chairman of the Board of Directors following the completion of the Plan of Arrangement, for legal and advisory services relating to the Plan of Arrangement.

MANAGEMENT CONTRACTS

During MID’s most recently completed financial year, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of Management. The following describes the Company’s approach to corporate governance.

Applicable Governance Requirements and Guidelines

The Company is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, the Canadian Securities Administrators, the OSC, the NYSE and the SEC. In recent years, these legislative and regulatory bodies have proposed and, in many cases, implemented a number of new or modified rules and regulations in the area of corporate governance. These include the Corporate Governance Listing Standards of the NYSE, the Sarbanes-Oxley Act of 2002, and the replacement of the TSX Guidelines with the guidelines contained in National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”).

Since taking office in June 2011, the Board has conducted a broad review of MID’s corporate governance. During the second half of 2011, as a consequence of this review, the Board adopted a revised Board of Directors Charter, a revised Audit Committee Charter, a Compensation Committee Charter, a Corporate Governance and Nominating Committee Charter, as well as a revised version of each of the following policies: Corporate Disclosure Policy, Insider Trading and Blackout Policy, Code of Conduct and Ethics and Internal Reporting Procedures. The Board also adopted an Anti-Bribery Policy. These policies are posted on the Company’s website, www.midevelopments.com. The Company’s website also contains information on the Company’s compliance with the NYSE’s corporate governance standards. Management, the Corporate Governance and Nominating Committee and the Board will continue to monitor corporate governance developments and initiatives with a view to continuing to make all necessary and appropriate changes to the Company’s corporate governance structures and procedures as required from time to time.

National Policy 58-201 Guidelines

The following is a statement of the Company’s existing corporate governance practices with specific reference to the guidelines contained in National Policy 58-201 and the disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices (“National Instrument 58-101”).

Board of Directors

It is the policy of the Company that a majority of Board members be “independent” directors (as defined in Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), as well as in the NYSE corporate governance standards applicable to boards of directors). The Board has considered the circumstances of each of its current members and has concluded that six of such members (Messrs. Voorheis, Brody, Dey, Gilbertson, Miller and Oran) are “independent” based on the applicable tests. In reaching this conclusion, the Board determined that each such director is free from any direct or indirect material relationship — being a relationship which could reasonably interfere with the director’s independent judgment — with the Company. Mr. Thomas Heslip, the Chief Executive Officer of the Company, is a member of Management and, as a result, not an independent director. Mr. Voorheis is currently the chairman of the Board (the “Chairman”).

The Board is committed to facilitating open and candid discussion among its independent directors. At every Board meeting held in 2011, an in camera session of independent directors was convened. Meetings of independent directors are also separately called as necessary, such as to discuss CEO succession matters in 2011. Moreover, the Company believes that its current Board size facilitates direct and immediate communication among independent directors (and between such directors and the full Board and Management) and permits the direct involvement by individual Board members in specific matters where their personal inclination or experience will assist the Board and Management in dealing with a specific issue.

As noted above, the Board held a total of 10 meetings in 2011. The attendance record of each director and the names of any reporting issuer a Company director is also a director of are detailed above under “Annual General and Special Meeting Matters — Election of Directors”.

Majority Voting Policy

On May 9, 2012, upon the recommendation of the Corporate Governance and Nominating Committee, the Board adopted a majority voting policy (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy, a nominee for director shall promptly tender his or her resignation to the Board if, in an uncontested election of directors, such nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election. The Majority Voting Policy provides that the Corporate Governance and Nominating Committee will promptly consider any such resignation offer and recommend to the Board the action to be taken with respect thereto and that in considering a tendered resignation, the Corporation Governance and Nominating Committee will consider all factors deemed relevant to the best interest of the Company. The Majority Voting Policy further provides that the Board will consider the Corporate Governance and Nominating Committee’s recommendation and will, in doing so, consider all factors considered by the Corporate Governance and Nominating Committee and such additional information and factors that the Board considers to be relevant. Following the Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision whether to accept the resignation offer.

Board Mandate

In general, the Board is responsible for the stewardship of the Company and the establishment of the Company’s strategic direction. The Board oversees the business and affairs of the Company and the day to day conduct of business by executive management, establishes and approves overall corporate policies as required and involves itself jointly with Management in ensuring the creation of Shareholder value and the preservation and protection of the Company’s assets. The Board operates pursuant to its written charter (the full text of which is posted on the Company’s website, www.midevelopments.com, and attached as Appendix “G” to this Circular), as well as the Company’s by-laws and applicable law. According to its charter, the Board bears principal responsibility for, among other things:

•

reviewing and, if advisable, approving the Company’s strategic planning process and the Company’s strategic plan; in discharging this responsibility, the Board shall review the plan in light of Management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry;

•

reviewing and, if advisable, approving the Company’s annual business and capital plans as well as policies and processes generated by Management relating to the authorization of major investments and significant allocation of capital; and

•

reviewing reports provided by Management of principal risks associated with the Company’s business and operations, review the implementation by Management of appropriate systems to manage these risks and review reports by Management relating to the operation of, and any material deficiencies in, these systems.

Position Descriptions

Chairman of the Board

The Board has developed a written position description for the Chairman of the Board. The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her duties, the Chair will be responsible for:

•	providing leadership to foster the effectiveness of the Board;

•	ensuring there is an effective relationship between the Board and senior Management of the Company, including by acting as a liaison between the Board and senior Management;

•	acting as an advisor to senior Management in matters concerning the interests of the Company;

•	ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointment to such committees;

•	in consultation with the other members of the Board and the Chief Executive Officer of the Company, preparing the agenda for each meeting of the Board;

•	ensuring that directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

•

chairing Board meetings and sessions of independent directors, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors, and confirming that decisions are reached and accurately recorded;

•	chairing all Shareholder general meetings;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•	consulting with the Corporate Governance and Nominating Committee on candidates for nomination or appointment to the Board;

•

working with the Chief Executive Officer to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the Chief Executive Officer any issues that are preventing the Board from being able to carry out its responsibilities; and

•	providing additional services required by the Board.

Chair of Each Board Committee

Position descriptions for the chairs of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee which set out the key responsibilities of each chair of these committees have also been approved by the Board. Each chair is an independent director and works with the respective committee and Management to ensure the effective functioning of the committee. A committee chair is principally responsible for overseeing the operations and affairs of his or her particular committee. In fulfilling his or her duties, the chairs of each committee are responsible for:

•	providing leadership to foster the effectiveness of their respective committees;

•	ensuring there is an effective relationship between the Board and the committee;

•	reporting to the Board on significant committee deliberations and discussions, and on the committee’s recommendations;

•

ensuring that an appropriate charter for the committee is in effect and assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to such committee’s charter;

•	taking the principal initiative in scheduling meetings of the committee;

•	preparing the agenda for each meeting of the committee (in consultation with the other members of the committee and the Board, where appropriate);

•	ensuring that all committee members receive the information required for the proper performance of their duties, including information relevant to each meeting of the committee;

•

chairing committee meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual members, and confirming that decisions are reached and accurately recorded;

•

together with the Corporate Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole and the committee’s individual members, and making recommendations to the Corporate Governance and Nominating Committee for changes when appropriate;

•

working with the Chief Executive Officer to ensure that the committee is provided with the resources to permit it to carry out its responsibilities and bringing to the attention of the Chief Executive Officer any issues that are preventing the committee from being able to carry out its responsibilities; and

•	providing additional services required by the Board and the committee.

Chief Executive Officer

The Board has developed a written position description and mandate for the Chief Executive Officer. The Chief Executive Officer is primarily responsible for the overall management of the business and affairs of the Company. In this capacity, the Chief Executive Officer shall establish the strategic and operational priorities of the Company and provide leadership for the effective overall management of the Company. The Chief Executive Officer is directly responsible to the Shareholders of the Company, through the Board, for all activities of the Company.

In fulfilling his or her duties, the Chief Executive Officer will be responsible for:

•	developing for the Board’s approval a long-term strategy and vision for the Company that is consistent with creating Shareholder value;

•	developing for the Board’s approval annual business plans and budgets that support the Company’s long-term strategy;

•	consistently striving to achieve the Company’s short and long-term financial and operating goals and objectives;

•	providing leadership and vision, maintaining a high level of employee morale and motivation, with a view to ensuring the implementation of the Company’s strategy;

•	fostering a corporate culture that promotes integrity and ethical values throughout the organization, including setting the tone by meeting the highest ethical standards;

•	developing and motivating the executive officers of the Company and providing overall management to ensure the effectiveness of the leadership team;

•	ensuring that succession plans are in place for the Company;

•	serving as the Company’s chief spokesperson and ambassador;

•

ensuring compliance by the Company with all applicable laws, rules and regulations, as well as the Company’s Code of Conduct and Ethics and any other policies of the Board in effect from time to time; and

•

ensuring that the Board remains fully informed through direct communication with the Chair of the Board and the Board for all significant matters, and dealing with the Board in a manner that ensures that the Board is able to provide the best counsel and advice possible.

Orientation and Continuing Education

The Company ensures that new Board members are provided with a basic understanding of the Company’s business, the role of the Board, its committees and its directors to assist them in contributing effectively to the Board. This is accomplished in part through the provision of access to an online director resource centre containing comprehensive director orientation information. This online director resource centre is also regularly updated with publications and other information relevant to the continuing education of the Company’s directors. Board members routinely engage in discussions with the Company’s senior Management and periodically participate in site visits to certain of our properties in both North America and Europe.

The Corporate Governance and Nominating Committee is also responsible for reviewing, monitoring and making recommendations regarding new director orientation and the ongoing development of existing directors.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Ethics (the “Code of Conduct”) that applies to all employees, including officers and directors. A copy of the Code of Conduct is posted on the Company’s website, www.midevelopments.com, and will be sent free of charge to any person upon request in writing addressed to the Secretary at the Company’s principal executive offices set out in this Circular. The Corporate Governance and Nominating Committee is charged with monitoring conflicts of interest (real or perceived) of members of the Board and Management in accordance with the Code of Conduct.

Waivers of the Code of Conduct may from time to time be granted in limited circumstances. Any waivers must be granted by the Audit Committee and will be publicly disclosed if required by applicable law, rules and regulations.

In order to ensure compliance with the Code of Conduct, employees of the Company who become aware of a violation of the Code of Conduct by others in the Company or one of its subsidiaries are responsible for reporting any violations of the Code of Conduct, through “whistleblowing” mechanisms which the Company has established. Employees may report violations of the Code of Conduct anonymously. The Code of Conduct provides that no one will be penalized, discharged, demoted, suspended or discriminated against for reporting in good faith any violation of the Code of Conduct.

The Board has also adopted a revised Insider Trading and Blackout Policy to establish a standard with respect to the purchase and sale of the Company’s securities, with which all officers, directors and employees of the Company and its subsidiaries are expected to comply and a revised Corporate Disclosure Policy to ensure that communications to the public regarding the Company are timely, factual, accurate, complete, broadly disseminated and, where necessary, filed with regulators in accordance with applicable securities laws. The Board has also adopted an Anti-Bribery Policy, which prohibits the provision of bribes, kickbacks, favors, or any other thing of value, directly or indirectly, to any government official.

The Company is committed to ensuring that each time the Board acts on any particular transaction, each director who casts a vote is free from any material interest in the transaction and any existing or potential material conflict of interest with the Company or its subsidiaries, affiliates or controlling Shareholders generally. When any transaction is voted on by the Board, the Company adheres to the requirements of the Business Corporations Act (Ontario) that a director or officer of the Company who: (a) is a party to a material contract or transaction or proposed material contract or transaction with the Company; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company, shall disclose in writing to the Board or request to have entered in the Board minutes the nature and extent of his or her interest, and, unless the contract or transaction is one with an affiliate, shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction. In this way, the Board ensures that its directors act with a view to the best interests of the Company and are not affected by any relationship that could materially interfere with their ability to exercise independent judgment.

BOARD COMMITTEES

Compensation Committee

Information about the Compensation Committee can be found above in the sections entitled “Director Compensation” and “Compensation Discussion and Analysis”.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee was formed following the Board Transition on June 30, 2011 and is currently composed of Messrs. Voorheis (Chairman), Brody, Dey and Oran, all of whom are considered by the Board to be “independent” according to the provisions of MI 52-110 and the applicable NYSE corporate governance standards.

The Corporate Governance and Nominating Committee operates pursuant to its written charter, as well as the Company’s by-laws and applicable law. The full text of the Corporate Governance and Nominating Committee charter is posted on the Company’s website, www.midevelopments.com.

Specific responsibilities of the Corporate Governance and Nominating Committee include (i) the nomination of persons for election to the Board; and (ii) the corporate governance of the Company. The Company believes that “corporate governance” means the process and structure used to oversee the management of the business affairs of the Company in the best interests of the Company. The process and structure define the division of power between, and establish mechanisms for achieving accountability of, the Board and senior Management.

Subject to the powers and duties of the Board, the Board has delegated certain powers and duties to be performed by the Corporate Governance and Nominating Committee on behalf of and for the Board:

In exercising its powers and discharging its duties, the Corporate Governance and Nominating Committee shall:

•

undertake on an annual basis an examination of the size of the Board and standards of independence, with a view to determining the impact of the number of directors (including the number of independent directors) on the effectiveness of the Board, and recommend to the Board, if necessary, a reduction or increase in the size of the Board and/or the number of independent directors;

•

in consultation with the Chairman of the Board, endeavour to ensure that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, as well as the committees of the Board and individual directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties;

•

review the disclosure in the Company’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Board regarding any reports required or recommended on corporate governance;

•	review, monitor and make recommendations regarding new director orientation and the ongoing development of existing directors;

•

review annually the Board of Directors’ charter and the charters for each committee of the Board, together with the position descriptions of each of the Chairman of the Board, the Chair of each committee of the Board and the Chief Executive Officer, and where necessary recommend changes to the Board;

•	monitor conflicts of interest (real or perceived) of members of the Board and Management in accordance with the Code of Conduct;

•

review the disclosure in the Company’s public disclosure documents relating to corporate governance practices and prepare recommendations to the Board regarding any reports required or recommended on corporate governance;

•	review, monitor and make recommendations regarding new director orientation and the ongoing development of existing directors; and

•	review, monitor and make recommendations regarding new director orientation and the ongoing development of existing directors.

Identifying New Candidates for Board Nomination

Based on the guidelines referred to in the Corporate Governance and Nominating Committee charter, the Corporate Governance and Nominating Committee shall, annually or as required, recruit and identify individuals qualified to become new Board members and recommend to the Board new director nominees for the next annual meeting of Shareholders;

The Corporate Governance and Nominating Committee shall, annually or as required, recommend to the Board the individual directors to serve on the various committees of the Board.

In making its recommendations, the Corporate Governance and Nominating Committee shall consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom. The Corporate Governance and Nominating Committee shall also consider the amount of time and resources that nominees have available to fulfill their duties as Board members or committee members, as applicable.

Assessments

The Corporate Governance and Nominating Committee, in consultation with the Chairman, is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, as well as the committees of the Board and individual directors, with a view to ensuring that they are fulfilling their respective responsibilities and duties. The Corporate Governance and Nominating Committee will, from time to time, review the Board of Directors’ charter and the charters for each committee of the Board, together with the position descriptions of each of the Chairman of the Board, the chair of each committee of the Board and the Chief Executive Officer, and where necessary recommend changes to the Board. The Corporate Governance and Nominating Committee most recently conducted such a review in March 2012.

In carrying out its assessment function, the Corporate Governance and Nominating Committee requires directors to complete effectiveness questionnaires evaluating the Board as a whole, as well as on the basis of its committees and individual contributors, and considers the answers and comments in the questionnaires when reporting to the Board on its findings as to the role, size, composition, competencies, skills and structure of the Board and its committees. The questionnaires solicit information on Board and committee priorities, responsibilities, operations and effectiveness, as well as on directors’ individual contributions. In addition, the Corporate Governance and Nominating Committee interviews each individual director, as well as all executive officers, for feedback regarding Board, committee and individual director performance. The Corporate Governance and Nominating Committee views the questionnaires and interviews as important components of the process it undertakes to assess the performance of individual directors and the overall Board and to determine what recommendations, if any, to make to the Board as to suggested improvements to the Board or committee structures or processes.

When undertaking these evaluations, the Corporate Governance and Nominating Committee will take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

Audit Committee

The Audit Committee was originally formed on September 16, 2003 and is currently composed of Messrs. Miller (Chairman), Gilbertson and Oran, all of whom are considered by the Board to be “independent” according to the provisions of MI 52-110 and the applicable NYSE corporate governance standards. The Board has also determined that Mr. Miller, the Chairman of the Audit Committee, is a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committee are financially literate, as such term is defined in MI 52-110.

The Audit Committee operates pursuant to its written charter, as well as the Company’s by-laws and applicable law. The full text of the Audit Committee charter is posted on the Company’s website, www.midevelopments.com, and is attached as an appendix to the Company’s Annual Information Form dated March 12, 2012.

In accordance with its Audit Committee Charter, the Audit Committee shall oversee the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out therein. Pursuant to the Audit Committee Charter, the Audit Committee shall:

•	oversee the Company’s financial statements and financial disclosures;

•

review the annual consolidated audited financial statements of the Company, the external auditor’s report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”); after completing its review, and if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A;

•

review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated;

•	oversee the work of the Auditor, including the external Auditor’s work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work;

•	review and, if advisable, select and recommend for Board approval the external auditor to be nominated and the compensation of the Auditor;

•	at least annually, discuss with the Auditor such matters as are required by applicable auditing standards to be discussed by the external auditor with the Committee.

At least annually, and before the Auditor issues its report on the Company’s annual financial statements, the Audit Committee shall obtain from the Auditor a formal written statement describing all relationships between the Auditor and the Company; discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and obtain written confirmation from the Auditor that it is objective and independent within the meaning of the applicable Rules of Professional Conduct / code of ethics adopted by the provincial institute or order of chartered accountants to which the Auditor belongs and other applicable requirements. The Audit Committee shall take appropriate action to oversee the independence of the Auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the Auditor’s audit plan.

The Audit Committee is responsible for reviewing its charter from time to time and recommending any amendments to the Board.

The Audit Committee also periodically reviews reports provided by management of principal risks associated with the Company’s business and operations and the systems for management of such risks.

Further information relating to the Audit Committee, including disclosure required under NP 52-110, can be found under the heading “Audit Committee” in the annual information form of the Company dated March 12, 2012 available on SEDAR at www.sedar.com.

Strategic Review Committee

On June 30, 2011, the Board established a Strategic Review Committee composed of Michael Brody, Barry Gilbertson, William Lenehan and Wesley Voorheis. The Strategic Review Committee (i) supervised the development of the Company’s strategic plan, and (ii) conducted a search for the Company’s permanent chief executive officer.

The Strategic Review Committee was dissolved on December 1, 2011.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company indemnifies the Directors and Officers against losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers in the event they are sued in relation to the performance of their duties as directors or officers of the Company and its subsidiaries including legal defence costs.

The policy element for such liability and indemnification was U.S.$104 million in 2011 ($100 million — 2010) subject to a U.S.$500,000 deductible for security and oppressive conduct claims and U.S.$250,000 deductible for all other claims. The premium paid in respect of the policy year covering July 1, 2011 to June 30, 2012 was $652,098. In connection with the Plan of Arrangement, MID obtained six-year run-off liability insurance for its and its subsidiaries’ directors who resigned in connection with the Board Transition. The premium paid on May 10, 2011 in respect of such run-off policy was $1,376,362.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action at the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at April 30, 2012 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

ADDITIONAL INFORMATION

The Company files reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative annual consolidated financial statements and management’s discussion and analysis of results of operations and financial position for the year ended December 31, 2011.

MID Shareholders may also request copies of these documents from our Corporate Secretary by mail addressed to the General Counsel of MI Developments Inc. at (before May 28, 2012) 455 Magna Drive, Aurora, Ontario, L4G 7A9, by phone at (905) 713-6322, and (on and after May 28, 2012) 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, by phone at (647) 925-7500, or by e-mail at jennifer_tindale@midevelopments.com.

Thomas Heslip	Jennifer Tindale
Chief Executive Officer	Executive Vice-President, General Counsel

APPENDIX “A”

NAME CHANGE RESOLUTION

Special Resolution of the Shareholders of MI Developments Inc. (the “Company”)

RESOLVED as a special resolution that:

1)	The Company is hereby authorized to amend its Articles of Amalgamation in order to change its name from “MI Developments Inc.” to “Granite Real Estate Inc.”

2)

Any one officer or director of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other acts and things as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

3)

Notwithstanding the approval of this special resolution by the shareholders of the Company, the directors of the Company may elect not to proceed with and to abandon such amendment to the Company’s Articles of Amalgamation in their discretion without further approval of the shareholders.

A-1

APPENDIX “B”

EXECUTIVE SHARE UNIT PLAN RESOLUTION

Resolution of the Shareholders of MI Developments Inc. (the “Company”)

RESOLVED as an ordinary resolution that:

1)

The executive share unit plan of the Company adopted by the Board of Directors of the Company on April 7, 2011 (the “Executive Share Unit Plan”) the text of which is attached as Exhibit “A” hereto and the settlement of Share Units (as such term is defined in the Executive Share Unit Plan) by the issuance of common shares by the Company, is hereby approved.

2)

For the avoidance of doubt, the settlement of Share Units (as such term is defined in the Executive Share Unit Plan) granted on or prior to the date hereof by the issuance of up to 52,291 common shares by the Company is hereby ratified and approved.

3)

Any one officer or director of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other acts and things as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

Exhibit “A”

Executive Share Unit Plan

MI DEVELOPMENTS INC.

EXECUTIVE SHARE UNIT PLAN

Effective August 7, 2011

1.	PREAMBLE AND DEFINITIONS

1.1	Title.

The Plan described in this document shall be called the “MI Developments Inc. Executive Share Unit Plan”.

1.2	Purpose of the Plan.

The purposes of the Plan are:

(a)	to promote a further alignment of interests between employees and the shareholders of the Corporation;

(b)	to associate a portion of employees’ compensation with the returns achieved by shareholders of the Corporation; and

(c)	to attract and retain employees with the knowledge, experience and expertise required by the Corporation.

1.3	Definitions.

1.3.1

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.2

“Beneficiary” means, subject to Applicable Law, an individual who has been designated by a Participant, in such form and manner as the Committee may determine, to receive benefits payable under the Plan upon the death of the Participant, or, where no such designation is validly in effect at the time of death, the Participant’s legal representative.

1.3.3

“Black-Out Period” means a period of time imposed by the Board pursuant to the Insider Trading and Blackout Policy of the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation.

1.3.4	“Board” means the Board of Directors of the Corporation.

1.3.5	“Cause” in respect of a Participant means “just cause” “or “cause” for Termination by the Corporation or a MID Entity as determined under Applicable Law.

1.3.6	“Change in Control” means:

(a)

the issuance to, or acquisition by any person, or group of persons acting in concert, directly or indirectly, including through an arrangement or other form of reorganization, of Shares which in the aggregate carry 50.1% or more of the total voting rights under all of the then issued and outstanding Shares;

(b)	the sale of all or substantially all of the assets of the Corporation; or

(c)	an event that the Board determines to be a Change in Control has occurred for the purposes of this Plan.

1.3.7	“Code” means the means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

1.3.8	“Committee” means the Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time.

1.3.9	“Corporation” means MI Developments Inc., and any successor company whether by amalgamation, merger or otherwise.

1.3.10	“Directors” means the directors of the Corporation from time to time.

1.3.11	“Disability” means either:

(a)

subject to (b) below, a Participant’s physical or mental incapacity that prevents him from substantially fulfilling his duties and responsibilities on behalf of the Corporation or, if applicable, a MID Entity, as determined by the Committee and, in the case of a Participant who is an employee of the Corporation or MID Entity, in respect of which the Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or a MID Entity’s short-term or long-term disability plan; or

(b)	where a Participant has a written employment agreement with the Corporation or a MID Entity, “Disability” as defined in such employment agreement if applicable.

1.3.12	“Disability Date” means, in relation to a Participant, that date determined by the Committee to be the date on which the Participant experienced a Disability.

1.3.13

“Employee” means an individual employed by the Corporation or any MID Entity who, by the nature of his/her position or job is, in the opinion of the Committee, in a position to contribute to the success of the Corporation.

1.3.14	“Employed” means, with respect to a Participant, that:

(a)	he is rendering services to the Corporation or a MID Entity; or

(b)	he is not actively rendering services to the Corporation or a MID Entity due to an approved leave of absence, maternity or parental leave or leave on account of Disability.

1.3.15	“Grant” means a grant of Share Units made pursuant to Section 3.1.

1.3.16

“Grant Agreement” means an agreement between the Corporation and a Participant under which a Grant is made, as contemplated by Section 3.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.17	“Grant Date” means the effective date of a Grant.

1.3.18	“Grant Value” means the dollar amount allocated to an Employee in respect of a Grant as contemplated by Section 3.

1.3.19	“Insider” has the meaning set forth in the applicable rules of the Stock Exchange for this purpose.

1.3.20	“Market Value” means:

(a)

except where clause (b) of this Section 1.3.20 applies, with respect to any particular date, the volume weighted average trading price per Share on the Stock Exchange on which the highest volume of Shares is traded on the relevant day(s) during the immediately preceding (five 5) Trading Days, or if the Shares are not listed on any Stock Exchange, then the Fair Market Value shall be the value established by the Committee acting in good faith;

(b)

in connection with the settlement of Share Units that Vest as a result of a Change in Control, the value attributed to a Share for purposes of the transaction or series of transactions giving rise to such Change in Control, or, where there is no such value, the value determined in accordance with the formula in clause (a) of this Section 1.3.20 as at the effective date of the Change in Control.

1.3.21	“MID Entity” means, any of the Corporation’s subsidiaries, partnerships, trusts or other controlled entities and “MID Entities” means all such entities collectively.

1.3.22	“Participant” has the meaning set forth in Section 3.2.1.

1.3.23	“Performance Period” means, with respect to PSUs, the period specified by the Committee for achievement of any applicable Performance Conditions as a condition to Vesting.

1.3.24

“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Committee in respect of a Grant to any Participant or Participants and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, a MID Entity, the Corporation and MID Entities as a whole, a business unit of the Corporation or group comprised of the Corporation and some MID Entities or a group of MID Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of Vested PSUs in a Grant exceeding 100% of the PSUs initially determined in respect of such Grant pursuant to Section 3.2.2.

1.3.25	“Plan” means this MI Developments Inc. Executive Share Unit Plan, including any schedules or appendices hereto, as amended from time to time.

1.3.26

“PSU” means a right, granted to a Participant in accordance with Section 3, to receive a Share or the Market Value of one Share, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

1.3.27

“RSU” means a right granted to a Participant in accordance with Section 3, to receive a Share or the Market Value of one Share, that generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or a MID Entity.

1.3.28

“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

1.3.29

“Share Purchase Trust” means a trust established pursuant to Section 4.3 with an independent, unaffiliated bank or trust company as “Trustee”, to hold Shares for delivery from time to time to Participants upon exercise or settlement of Vested Share Units, that is established and maintained in accordance with the Applicable Law.

1.3.30	“Share Unit” means either an RSU or a PSU as the context requires.

1.3.31	“Share Unit Account” has the meaning set out in Section 5.1.

1.3.32	“Shareholder” means, at any particular time, a holder of Shares at that time.

1.3.33

“Stock Exchange” means the New York Stock Exchange, the Toronto Stock Exchange and such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.34	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which shares of the Corporation are listed.

1.3.35

“Termination” means (i) the termination of a Participant’s active Employment with the Corporation or a MID Entity (other than in connection with the Participant’s transfer to employment with the Corporation or another MID Entity), being the earlier of the date on which the Participant ceases to render services to the Corporation or MID Entity, as applicable, and the date on which the Corporation or a MID Entity, as applicable, delivers notice of the termination of the Participant’s employment to him or her, whether such termination is lawful or otherwise, without giving effect to any period of notice or compensation in lieu of notice, but not including a Participant’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternal or parental leave or leave on account of Disability, and (ii) in the case of a Participant who does not return to active employment with the Corporation or a MID Entity immediately following a period of absence due to vacation, temporary illness, authorized leave of absence, maternal or parental leave or leave on account of Disability, such cessation shall be deemed to occur on the last day of such period of absence, and “Terminated” shall be construed accordingly.

1.3.36	“Time Vesting” means any conditions relating to continued service with the Corporation or a MID Entity for a period of time in respect of the Vesting of Share Units determined by the Committee.

1.3.37	“Trading Day” means any date on which any Stock Exchange is open for the trading of Shares and on which Shares are actually traded.

1.3.38	“US Taxpayer” means an individual who is:

(a)	employed in the United States;

(b)	a citizen of the United States;

(c)	a resident of the United States for purposes of the Code; or

(d)	otherwise subject to tax under the Code in respect of any amounts payable or Shares issuable or deliverable under this Plan.

1.3.39

“Valuation Date” means the date as of which the Market Value is determined for purposes of calculating the number of Share Units included in a Grant, which unless otherwise determined by the Committee shall be the Grant Date of such Grant.

1.3.40

“Vested” means the applicable Time Vesting, Performance Conditions and/or any other conditions for payment or other settlement (subject to any conditions on such payment or settlement imposed in respect of US Taxpayers under the Special Appendix hereto) in relation to a whole number, or a percentage (which may be more or less than 100%) of the number, of PSUs or RSUs determined by the Committee in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; (ii) have been waived or deemed to be met pursuant to Section 6.6 or 6.7; (iii) or are otherwise waived pursuant to Section 3.3, and “Vesting” and “Vest” have comparable meanings.

1.3.41

“Vesting Date” means the earliest date on which the applicable Time-Vesting, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met or waived as contemplated in Section 1.3.40.

1.3.42

“Vesting Period” means, with respect to a Grant, the period specified by the Committee, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Committee, shall not be later than November 1 of the third year following the year that includes the Grant Date.

2.	CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2

Governing Law.    The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3

Severability.    If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4

Headings, Sections.    Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

3.	SHARE UNIT GRANTS AND VESTING PERIODS

3.1	Grant of Share Units.

Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority:

(a)	to make Grants of Share Units;

(b)

to determine the Grant Date for Grants, if not the date on which the Committee determines to make such Grants, provided that the Committee shall ensure that no Grant Date falls within a Blackout Period or within the first five Trading Days immediately following a Blackout Period;

(c)	to determine the Employees to whom, and the time or times at which Grants shall be made and shall become issuable;

(d)	to determine the Grant Value and the Valuation Date (if not the Grant Date) for each Grant and accordingly the number of Share Units to be covered by each Grant in accordance with Section 3.2;

(e)	to approve or authorize the applicable form and terms of the related Grant Agreements;

(f)

to determine the terms and conditions of Grants granted to any Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting and/or other Vesting conditions, any multiplier that may apply to Share Units subject to a Grant in connection with the achievement of Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Committee, (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a Termination with respect to a Share Unit, (G) subject to Section 4, the manner and time of exercise or settlement of Vested Share Units, and (H) whether and the terms upon which any Shares delivered upon exercise or settlement of a Share Unit must continue to be held by a Participant for any specified period;

(g)	to determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(h)

to amend the terms of any outstanding Grant under the Plan or Grant Agreement provided, however, that no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit without his or her consent in writing and provided further, however, that the Committee may amend the terms of a Share Unit or Grant Agreement without the consent of the Participant for purposes of complying with Applicable Law;

(i)	to determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

(j)	to interpret the Plan and Grant Agreements;

(k)	to prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Grant Agreements;

(l)	to determine the terms and provisions of Grant Agreements (which need not be identical) entered into in connection with Grants; and

(m)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

3.2	Eligibility and Award Determination.

3.2.1

In determining the Employees to whom Grants are to be made (“Participants”) and the Grant Value for (and accordingly the number of Share Units to be covered by) each Grant (subject to adjustment in accordance with Time Vesting or Performance Conditions), the Committee shall take into account the terms of any written employment agreement between an Employee and the Corporation or an MID Entity and may take into account such other factors as it shall determine in its sole and absolute discretion.

3.2.2

The number of Share Units to be covered by each Grant shall be determined by dividing the Grant Value for such Grant by the Market Value of a Share as at the Valuation Date for such Grant, rounded up to the next whole number.

3.2.3

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve a Grant in any period shall not require the Committee to approve a Grant to any Participant in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Participant in any other period. The Committee shall not be precluded from approving a Grant to any Participant solely because such Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Corporation or a MID Entity. No Employee has any claim or right to receive a Grant except as may be provided in a written employment agreement between an Employee and the Corporation or a MID Entity.

3.2.4

Each Grant Agreement shall set forth, at a minimum, the type and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in a Grant Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of Share Units.

3.3

Discretion of the Committee.    Notwithstanding any other provision hereof or of any applicable instrument of grant, the Committee may accelerate or waive any condition to the Vesting of any Grant, all Grants, any class of Grants or Grants held by any group of Participants.

3.4

Effects of Committee’s Decision.    Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

3.5

Liability Limitation.    No member of the Committee, the Board or any officer or employee of the Corporation or a MID Entity shall be liable for any action or determination made in good faith pursuant to the Plan or any Grant Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan or a Share Purchase Trust by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Corporation or a MID Entity.

3.6

Delegation and Administration.    The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any one or more directors, officers or employees of the Corporation as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Committee shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

4.	RESERVATION OF SHARES AND ESTABLISHMENT OF SHARE PURCHASE TRUST.

4.1

Reservation of Shares.    Subject to Section 4.2, the maximum number of Shares which may issued pursuant to the Plan is 1,000,000 (one million). No one Participant may receive any Grant which, together with all Grants then held by such Participant, would permit such Participant to be issued a number of Shares which is greater than 1% of the total outstanding Shares. In addition: (i) the number of Shares issuable to Insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total outstanding Shares; and (ii) the number of Shares issued to Insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the total outstanding Shares.

4.2

Issuance of Shares Subject to Applicable Law.    Notwithstanding Section 4.1, the Corporation shall have no obligation to issue Shares in respect of any Share Units under the Plan and shall not issue Shares under the Plan unless such issuance complies with Applicable Law, including any Stock Exchange Rules, with respect to Shareholder approval of the Plan or the reservation or issuance of Shares thereunder.

4.3

Establishment of Share Purchase Trusts.    From time to time, the Corporation may establish and maintain one or more Share Purchase Trusts, on such terms and conditions as the Committee shall determine, and may contribute cash for the purchase of Shares thereto, on its own behalf and/or on behalf of such MID Entities as the Corporation may determine. No US Taxpayer shall be a beneficiary of a Share Purchase Trust that is resident outside the United States.

4.4

Purchase of Shares.    Shares delivered to Participants in connection with the exercise or settlement of Grants from a Share Purchase Trust shall be purchased through the facilities of any Stock Exchange by the Trustee acting through a broker designated by the Trustee who is independent of the Corporation in accordance with Stock Exchange Rules and who is a member of the Stock Exchange through which the purchase is made. Subject to the foregoing part of this Section 4.4, any such designation of a broker may be changed from time to time.

5.	ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1

Share Unit Account.    An account, called a “Share Unit Account”, shall be maintained by the Corporation, or a MID Entity, as specified by the Committee, for each Participant and will be credited with such notional grants of Share Units as are received by a Participant from time to time pursuant to Sections 3.1 and 3.2 and any dividend equivalent Share Units pursuant to Section 5.2. Share Units that fail to vest to a Participant and are forfeited pursuant to Section 6, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Participant’s Share Unit Account.

5.2

Dividend Equivalent Share Units.    A Grant Agreement relating to a grant of RSUs or PSUs may, but need not, provide for the accrual of dividend equivalent amounts for the account of the Participant as hereinafter provided or the payment of cash dividend equivalents or distribution of cash dividends from a Share Purchase Trust to a Participant with respect to cash dividends paid in the ordinary course to shareholders in respect of outstanding Shares. If a Grant Agreement provides that dividend equivalent amounts will be accrued in respect of RSUs or PSUs, if and when cash dividends are paid with respect to Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date of settlement of the RSUs or PSUs granted thereunder, a number of dividend equivalent RSUs or PSUs, as the case may be, shall be granted to the Participant who is a party to such Grant

Agreement equal to the greatest number of whole Share Units having a Market Value, as of the payment date for such dividend, equal to the product of (i) the cash dividend paid with respect to a Share multiplied by (ii) the number of RSUs or PSUs subject to such Grant (including dividend equivalent RSUs or PSUs previously granted in connection with such RSUs or PSUs) as of the record date for the dividend. The additional RSUs or PSUs granted to a Participant shall be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be.

5.3

Adjustments.    In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off or other distribution (other than cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the Shares, a proportionate adjustment to reflect such change or changes shall be made with respect to the number of Share Units outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable may be substituted for Shares under this Plan, on a basis proportionate to the number of Share Units in the Participant’s Share Unit Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

6.	VESTING AND SETTLEMENT OF SHARE UNITS

6.1

Settlement.    A Participant’s RSUs and PSUs shall be settled, by a distribution as provided below to the Participant or his or her legal representative, upon or as soon as reasonably practicable following the Vesting thereof in accordance with Section 6.4, 6.6, or 6.7, as the case may be, subject to payment or other satisfaction of all related withholding obligations in accordance with Section 9.2 and the terms of the applicable Grant Agreement. Except as otherwise provided in Section 6.2, in all events RSUs and PSUs will be settled within sixty (60) days following the Vesting or deemed Vesting thereof. Settlement shall be made in cash, Shares delivered from a Share Purchase Trust or, subject to Sections 4.1 and 4.2, Shares issued by the Corporation or any combination thereof, as determined by the Committee. Settlement of RSUs and/or PSUs in Shares shall be made by delivery by the Trustee of one Share from the applicable Share Purchase Trust, or, subject to Sections 4.1 and 4.2, by the issuance of one Share for each such RSU or PSU then being settled. Settlement of RSUs or PSUs in cash shall be made by payment to the Participant of an aggregate amount equal to the product of:

A	the Market Value of a Share on the applicable settlement date specified by the Committee, or on the effective date of a Change in Control where Section 6.7 applies multiplied by

B	the number of RSUs or PSUs then being settled.

Fractional Share Units shall be settled by way of a cash payment.

6.2	Postponed Settlement. If a Participant’s Share Units would, in the absence of this Section 6.2,

(a)

be settled within a Blackout Period, such settlement shall be postponed until the earlier of the 6th Trading Day following the end of such Blackout Period and December 31 of the year that includes the Vesting Date of such Share Units; or

(b)

be settled between the record date for dividends on the Shares and the payment date of such dividends, such settlement shall be postponed until the earlier of the payment date of such dividends and December 31 of the year that includes the Vesting Date of such Share Units and where settlement is postponed to December 31 of a year, for the purposes of Section 5.2 such December 31 shall be deemed to be the payment date of the dividends.

6.3

Failure to Vest.    For greater certainty, a Participant shall have no right to receive Shares or a cash payment, as compensation, damages or otherwise, with respect to any RSUs or PSUs that do not become Vested.

6.4	Continued Employment. Subject to this Section 6, Share Units subject to a Grant and dividend equivalent Share Units credited to the Participant’s Share Unit Account in respect of such Share

Units shall vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Participant is Employed on the relevant Vesting Date. For greater certainty, a Participant shall not be considered to be Employed on a Vesting Date if, prior to such Vesting Date, such Participant received a payment in lieu of notice of Termination of employment, whether under a contract of employment, as damages or otherwise.

6.5

Termination of Employment for Cause or Resignation.    Subject to the terms of a Participant’s written employment agreement with the Corporation or a MID Entity, in the event a Participant’s employment is Terminated for Cause by the Corporation, or a MID Entity, as applicable, or a Participant’s employment with the Corporation or a MID Entity Terminates as a result of the Participant’s resignation, no Share Units, that have not Vested and been settled prior to the date of the Participant’s Termination for Cause or the date on which the Participant submits his or her resignation, as the case may be, including dividend equivalent Share Units in respect of such Share Units, shall Vest and all such Share Units shall be forfeited immediately.

6.6

Termination of Employment without Cause, Death or Disability.    Subject to Section 6.7 and the terms of a Participant’s written employment agreement with the Corporation or a MID Entity, in the event a Participant’s employment is Terminated by the Corporation, or a MID Entity, as applicable, without Cause, the Participant dies or experiences a Disability prior to the end of a Vesting Period relating to a Grant:

(a)	the number of RSUs determined by the formula A x B/C, where

A	equals the total number of RSUs relating to such Grant that have not previously Vested and dividend equivalent RSUs in respect of such RSUs,

B

equals the total number of months between the first day of the Vesting Period relating to such Grant and the Participant’s date of Termination, date of death or Disability Date, as the case may be (rounded up to the nearest whole number of months), and

C	equals total number of months in the Vesting Period relating to such Grant (rounded up to the nearest whole number of months),

shall be become Vested RSUs on such date of Termination, date of death or Disability Date; and

(b)	the number of PSUs, if any, determined by the formula A x B/C, where

A

equals the total number of PSUs relating to such Grant that have not previously Vested and dividend equivalent PSUs in respect of such PSUs that would have Vested assuming the Participant was Employed by the Corporation or a MID Entity until the end of the applicable Vesting Period (and, for greater certainty, taking into account the extent to which the Performance Conditions applicable to such Grant of PSUs were achieved),

B

equals the total number of months between the first day of the Vesting Period relating to such Grant and the Participant’s date of Termination, date of death or Disability Date, as the case may be (rounded up to the nearest whole number of months), and

C	equals total number of months in the Vesting Period relating to such Grant (rounded up to the nearest whole number of months),

shall Vest at the end of Vesting Period relating to such Grant of PSUs.

6.7

Change in Control.    In the event of a Change in Control prior to the end of the Vesting Period relating to a Grant, and subject to the terms of a Participant’s written employment agreement with the Corporation or a MID Entity and the Grant Agreement in respect of the Grant, the Committee may determine, in its sole discretion:

(a)

that all Share Units that have not previously Vested shall become Vested Share Units on the effective date of the Change in Control, provided that, in the case of a Grant of PSUs, the total number of Share Units relating to such Grant shall be the number of PSUs specified in the Grant Agreement for such Grant without giving effect to any potential increase or decrease in such number as a result of graduated Performance Conditions permitting Vesting of more or less than 100% of the PSUs in a Grant. Share Units that Vest in accordance with this Section shall be settled through the issuance of Shares or the payment of cash, as determined by the Committee, immediately upon Vesting; or

(b)

that for any Share Unit there shall be substituted an entitlement to cash or such other securities into which Shares are changed, or are convertible or exchangeable, on a basis proportionate to the number of Shares to which the Grantee would otherwise be entitled or some other appropriate basis.

7.	CURRENCY

7.1

Currency.    Except where the context otherwise requires, all references in the Plan to currency refer to lawful Canadian currency. Any amounts required to be determined under this Plan that are denominated in a currency other than Canadian dollars shall be converted to Canadian dollars at the applicable Bank of Canada noon rate of exchange on the date as of which the amount is required to be determined.

8.	SHAREHOLDER RIGHTS

8.1

No Rights to Shares.    Share Units are not Shares and a Grant of Share Units will not entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

9.	MISCELLANEOUS

9.1

Compliance with Laws and Policies.    The Corporation’s obligation to make any payments or issue or require the delivery of any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law.

9.2

Withholdings.    So as to ensure that the Corporation or a MID Entity or the Trustee of a Share Purchase Trust, as applicable, will be able to comply with the applicable provisions of any federal, provincial, or local law relating to the withholding of tax or other required deductions, the Corporation, MID Entity, or the Trustee of a Share Purchase Trust as applicable, shall withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Corporation or the MID Entity, as applicable, to so comply.

9.3

No Right to Continued Employment.    Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ or service of the Corporation or any MID Entity, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Corporation or any MID Entity to terminate Participant’s employment or service arrangement with the Corporation or any MID Entity.

9.4

No Additional Rights.    Neither the designation of an employee as a Participant nor the grant of any Share Units to any Participant entitles any person to the grant, or any additional grant, as the case may be, of any Share Units under the Plan.

9.5

Amendment, Termination.    The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of Shareholders. Notwithstanding the foregoing, the Plan or any Grant may not be amended without Shareholder approval to:

(a)	increase the number of Shares issuable on settlement of outstanding Share Units at any time pursuant to Section 4.1;

(b)	permit a Participant to transfer or assign Share Units to a new beneficial holder other than as set forth in Sections 9.7 and 10.1;

(c)	increase the number of Shares that may be issued to Insiders above the restrictions contained in Section 4.1;

(d)	add additional categories of Participants; or

(e)	amend this Section 9.5 to delete any of (a) through (d) above.

In addition, no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of a Participant, if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law.

9.6	Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan.

9.7

Designation of Beneficiary.    Subject to the requirements of Applicable Law, a Participant may designate a Beneficiary, in writing, to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Committee from time to time. A Beneficiary designation under this Section 9.7 and any subsequent changes thereto shall be filed with the General Counsel of the Corporation.

10.	ASSIGNMENT

10.1	Assignment. Subject to Section 9.7, the assignment or transfer of the Share Units, or any other benefits under this Plan, shall not be permitted other than by operation of law.

11.	EFFECTIVE DATE

11.1	The Corporation is establishing the Plan effective on August 7, 2011.

Special Appendix

to

MI DEVELOPMENTS INC.

EXECUTIVE SHARE UNIT PLAN

Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code

This appendix sets forth special provisions of the MI Developments Inc. Executive Share Unit Plan (the “Plan”) that apply to US Taxpayers who are Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

Definitions

For purposes of this Special Appendix:

“Change in Control” means an event that meets the definition of “Change in Control” as set out in Section 1.3.6 of the Plan and also constitutes a “change in ownership”, a “change in effective control” and / or a “change in the ownership of a substantial portion of the assets” of the Corporation as defined under United States Treasury Regulation Section 1.409A-3(i)(5).

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

“Section 409A” means Section 409A of the Code.

“Separation From Service” shall mean that employment or service with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

Compliance with Section 409A

In General.    Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment (including each issuance of Shares) made in respect of Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any MID Entity shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any Beneficiary) harmless from any or all of such taxes or penalties.

Distributions to Specified Employees.    Solely to the extent required by Section 409A, any payment or Shares in respect of Share Units which is subject to Section 409A and which have become payable or issuable, as the case may be, on or following Separation from Service to any Participant who is determined to be a Specified Employee shall not be paid or issued before the date which is six months after such Specified Employee’s Separation from Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments or issuances shall be made to the Specified Employee (in a lump sum in the case of cash payments) on the earliest possible payment date.

Tax Withholding.    A US Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

Amendment of Appendix.

Notwithstanding Section 9.5 of the Plan, but subject to Applicable Law, the Board shall retain the power and authority to amend or modify this Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

APPENDIX “C”

CONFIRMATION OF BY-LAW AMENDMENT RESOLUTION

Resolution of the Shareholders of MI Developments Inc. (the “Company”)

RESOLVED as an ordinary resolution that:

1) The deletion of Section 7.5 of By-Law No. 1 in its entirety and substituting therefor with the following amended and restated Section 7.5 is hereby confirmed in accordance with s. 116(2) of the Business Corporations Act (Ontario):

“7.5 Quorum. A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person holding, or representing by proxy, not less than 25% of the total votes attaching to the issued shares of the Company entitled to vote at the meeting, each such person being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled; provided that if the Company has only one shareholder, such shareholder present in person or by proxy shall constitute a quorum for the transaction of business at any meeting of shareholders.”

2) Any one officer or director of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to do all other acts and things as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

C-1

APPENDIX “D”

CONTINUANCE RESOLUTION

Special Resolution of the Shareholders of MI Developments Inc. (the “Company”)

RESOLVED as a special resolution pursuant to Section 181 of the Business Corporations Act (Ontario) (the “OBCA”) that:

1)

The Company is hereby authorized to apply for a Certificate of Continuance continuing the Company under the Business Corporations Act (Québec) (the “QBCA”) as a corporation under the laws of the Province of Québec.

2)	The Company is hereby authorized to make an application to the Director appointed under the OBCA for authorization pursuant to the OBCA to permit such continuance.

3)

The Company is hereby authorized pursuant to Section 181 of the OBCA and Section 289 of the QBCA, to file with the Québec Registraire des entreprises (the “Registrar”) Articles of Continuance substantially in the form attached as Exhibit “A” hereto, in substitution for the existing Articles of Amalgamation of the Company, to be effective upon the issuance of a Certificate of Continuance by the Registrar.

4)

Any officer or director of the Company is hereby authorized and directed to execute, under the corporate seal or otherwise, and deliver all such other documents and to do all things necessary or desirable to effect the foregoing resolutions, including the execution and delivery of the Articles of Continuance to the Registrar.

5)

Notwithstanding the approval of this special resolution by the shareholders of the Company, the directors of the Company may elect not to proceed with and to abandon such continuance in their discretion without further approval of the shareholders.

EXHIBIT “A”

ARTICLES OF CONTINUANCE AND COURTESY ENGLISH TRANSLATION

RE-517 (2010-10)
Page 1

E

Statuts de continuation en société régie
par la Loi sur les sociétés par actions pour une personne morale constituée en vertu d’une loi d’une autre autorité législative que le Québec

Ce formulaire s’adresse à toute personne morale qui est constituée en vertu d’une loi d’une autre autorité législative que le Québec et qui désire continuer son existence sous la Loi sur les sociétés par actions. Veuillez lire les renseignements aux pages 3 et 4 avant de remplir ce formulaire.	Pour les personnes morales déjà immatriculées.
	Numéro d’entreprise du Québec
	NEQ	1	1

1	Nom (Cochez la case appropriée.)

a)

☑ La société conserve son nom et déclare avoir pris les moyens raisonnables pour s’assurer que ce nom est conforme à la loi. Inscrivez le nom de la sociéte et sa version dans une autre langue, s’il y a lieu.

IMMOBILIER GRANITE INC.
GRANITE REAL ESTATE INC.

	b)	☐ La société demande un nouveau nom et déclare avoir pris les moyens raisonnables pour s’assurer que le nom choisi est conforme à la loi.
Inscrivez le nouveau nom de la société et sa version dans une autre langue, s’il y a lieu.

Inscrivez le nom antérieur à la continuation de la société.

	c)	☐ La société demande une désignation numérique au lieu d’un nom.

2	Nombred’administrateurs
Inscrivez Ie nombre exact d’administrateurs ou leur nombre minimal et maximal. Minimum : 3 Maximum : 15

3	Dated’entrée en vigueur
Inscrivez la date d’entrée en vigueur si elle est postérieure à celle de la réception des statuts. | | | | | | | | |

4	Heure d’entrée en vigueur
Inscrivez I’heure d’entrée en vigueur, le cas échéant. | | | | | ☐ avant-midi ☐ après-midi
heures minutes

H141 ZZ 72495249

Ministère du Revenu

RE-517 (2010-10)

E

5	Capital-actions autorisé et limites imposées – Décrivez le capital-actions autorisé et les limites imposées.
Sauf indication contraire dans les statuts, la société a un capital-actions illimité et ses actions sont sans valeur nominale.
(Voir la section « Description du capital-actions » à la page 3.)

Voir I’annexe 1 ci-jointe

6	Restrictions et autres dispositions
Inscrivez les restrictions sur le transfert des titres ou des actions et les autres dispositions, s’il y a lieu.

Voir I’annexe 2 ci-jointe

7	Limites imposées aux activités
Inscrivez les limites imposées aux activités, s’il y a lieu.

Aucune limite imposée

8	Loi constitutive
Inscrivez la référence exacte de la loi en vertu de laquelle la personne morale a été constituée, la date de constitution ou, le cas échéant, la date de sa dernière continuation ou transformation.

Référence exacte de la loi : Business Corporations Act (Ontario)

Date de constitution : | | | | | | | | | ou Date de la dernière continuation ou transformation : | 2 | 0 | 0 | 3 | 0 | 8 | 2 | 9 |

Signez et retournez ce formulaire accompagné des documents exigés et de votre paiement.

Signature de l’administrateur ou du dirigeant autorisé	Réservé à l’administration

                                                                                     H142 ZZ 72495250

ARTICLES OF CONTINUANCE OF

IMMOBILIER GRANITE INC. / GRANITE REAL ESTATE INC.

ANNEX 1

DESCRIPTION OF AUTHORIZED SHARE CAPITAL

1.	The rights and restrictions attaching to the Preference Shares issuable in series are as follows:

(a)

The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares, which may be unlimited, as may before the issue thereof be determined by the directors and subject to the filing of the prescribed Articles of Amendment with the Registraire des entreprises du Québec, and the issuance of a Certificate of Amendment in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, rights and restrictions attaching to the said Preference Shares of each series, which may include, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any other provisions.

(b)

Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of the remaining property of the Corporation on liquidation and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(c)

The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of the remaining property of the Corporation on liquidation.

(d)

Subject to applicable law and the provisions of any particular series of Preference Shares, the holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting.

2.	The rights and restrictions attaching to the Common Shares are as follows:

(a)	The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series.

(b)	The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors.

(c)

In the event of the liquidation of the Corporation, all of the remaining property of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

ARTICLES OF CONTINUANCE OF

IMMOBILIER GRANITE INC. / GRANITE REAL ESTATE INC.

ANNEX 2

DESCRIPTION OF AUTHORIZED SHARE CAPITAL

RESTRICTIONS ON TRANSFERS OF SHARES

No restrictions.

PLACE OF MEETINGS OF SHAREHOLDERS

Meetings of shareholders of the Corporation may be held at any place, including a place outside of the Province of Quebec, as may be determined by the directors.

APPOINTMENT OF ADDITIONAL DIRECTORS

The directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, however, the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual shareholders meeting.

BORROWING POWERS

The directors of the Corporation may, without the authorization of the shareholders:

a)	borrow money on the credit of the Corporation;

b)	issue, reissue sell, pledge or hypothecate debt obligations of the Corporation;

c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any debt obligation of the Corporation.

UNOFFICIAL COURTESY ENGLISH TRANSLATION	RE-517 (2010-10) Page 1
E

Articles of Continuance as a Corporation Governed by the Business Corporations Act for a Legal Person

Constituted under the Laws of a Jurisdiction other than Québec

Form RE-517 is intended for any legal person constituted under the laws of a jurisdiction other than Québec that wishes to continue as a legal person under the Business Corporations Act. Please read the information on pages 3 and 4 before completing the form.	For legal persons already registered
	Québec enterprise number
	NEQ	1	1

1 Name (check the appropriate box) a) ☒ The corporation keeps its name and declares that it has taken reasonable means to ensure that this name is in compliance with the law.

Enter the name of the corporation and, if applicable, its name in another language.

IMMOBILIER GRANITE INC.

GRANITE REAL ESTATE INC.

b) ☐ The corporation requests a new name and declares that it has taken reasonable means to ensure that the name chosen is in compliance with the law.

Enter the new name of the corporation and, if applicable, its name in another language.

Enter the name prior to continuance of the corporation.

c) ☐ The corporation requests a designating number in lieu of a name.

2 Number of directors

Enter the exact number of directors or the minimum and maximum numbers. Minimum: 3 Maximum: 15

3 Effective date

Enter the date on which the continuance becomes effective if it is later than the date on which the articles are received.

4 Effective time

If applicable, enter the time at which the continuance becomes effective.		☐ a.m. ☐ p.m.
Hour	minutes

Ministère du Revenu

RE-517 (2010-10) Page 2
E

5        Authorized share capital and amount to which it is limited – Describe the authorized share capital and the amount to which it is limited.

Unless otherwise provided in the articles, a corporation has an unlimited share capital and its shares are without par value. (See “Description of share capital” on page 3.)

See Annex 1 attached hereto

6        Restrictions and other provisions

If applicable, enter the restrictions on the transfer of instruments or shares and other provisions.

See Annex 2 attached hereto

7        Restrictions on business activity

If applicable, enter the restrictions on business activity.

None

8        Constituting act

Enter the exact reference to the Act under which the legal person was constituted and, as applicable, the date of constitution or the date of the most recent continuance or conversion.

Exact reference to the Act: Business Corporations Act (Ontario)

Date of constitution:             I        I             or Date of the most recent continuance or conversion: 2003/08/29

Sign the form and return it along with all required documents and your payment.
Do not use this area
Signature of authorized director or officer

APPENDIX “E”

CERTAIN DIFFERENCES BETWEEN THE QBCA AND THE OBCA

The QBCA provides shareholders with substantially the same rights as are available to shareholders under the OBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression claims. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain differences between the OBCA and the QBCA which management of the Company considers to be of significance to shareholders. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the Continuance which may be of importance to them.

	QBCA	OBCA

Amendments to Charter Documents and Other Fundamental Changes	Under the QBCA, any amendment to the articles of a corporation requires approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. However, the board of directors of a corporation may, without shareholder authorization, correct certain errors, irregularities and illegal provisions contained in the articles of the corporation, or consolidate them. In addition, certain fundamental changes also require approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution. Such fundamental changes include an alienation of property affecting significant business activity (see below), stock splits and stock consolidations affecting shareholder rights, an amalgamation of the corporation with another entity, the continuance of the corporation to another jurisdiction, or the dissolution or liquidation of the corporation. In all cases where a special resolution is required, an assessment must be made to determine if the resolution favours or changes prejudicially the rights attaching to a class or series of shares, in which case approval by special resolution by each concerned class or series of shares must also be obtained. The QBCA also provides that such separate class or series vote is not required in certain circumstances.	Under the OBCA, certain fundamental changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders. Such fundamental changes include the amendment of the corporation’s articles, the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business, the amalgamation of the corporation with another entity, the continuance of the corporation to another jurisdiction, or the dissolution or liquidation of the corporation. In certain instances, where the rights of the holders of a class or series of shares are affected by the alteration differently than those of the holders of other classes or series of shares, the alteration is also subject to approval by a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote.

	QBCA	OBCA

Alienation of Property

Under the QBCA, an alienation (including by a subsidiary or through loss of control of a subsidiary) of the corporation’s property (other than to a wholly-owned subsidiary of the corporation) occurs if, as a result of the alienation, the corporation would be unable to retain a significant part of its business activity, requires prior approval from the shareholders by a special resolution passed by at least two-thirds of the votes cast on the resolution.

Under the QBCA, a corporation is deemed to retain a significant part of its business activity after an alienation if the business activity retained (1) required the use of at least 25% of the value of the corporation’s assets as at the date of the end of the most recently completed fiscal year and (2) generated at least 25% of either the corporation’s revenues or its income before taxes during the most recently completed fiscal year.

The OBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business of the corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote.

Financial Tests

Under the QBCA, operations such as a reduction of capital, the declaration or payment of a dividend, or an amalgamation, cannot be implemented if there are reasonable grounds for believing that the corporation is, or would after the operation be, unable to pay its liabilities as they become due.

The same applies to an acquisition of shares (purchase or redemption), and in such a case the corporation may not make a payment that would make it unable, in the event of liquidation, to repay shares ranking higher than or equally with the shares so acquired, taking into account any waiver of repayment by the higher-or equal-ranking shareholders.

Under the OBCA, the implementation of such operations, as well as a change of name or any repurchase or redemption of shares by a corporation, is subject to the same restriction, but also to the additional restriction that the operation may not be implemented if there are reasonable grounds to believe that the realizable value of the corporation’s assets would after the operation be less than the aggregate of its liabilities (including, in the case of a repurchase, dividend or amalgamation, its stated capital of all classes, and in the case of a redemption, any amount payable on a redemption or liquidation to holders of shares that have a right to be paid before or rateably with the holders of the shares being purchased or redeemed).

	QBCA	OBCA

Rights of Dissent and Appraisal

The QBCA provides that shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to repurchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where there is:

(a) an ordinary resolution authorizing the corporation to carry out a squeeze-out transaction;

(b) a special resolution authorizing an amendment to the articles to add, change or remove a restriction on the corporation’s business activity or on the transfer of the corporation’s shares;

(c) a special resolution authorizing an alienation of corporation property if, as a result of the alienation, the corporation is unable to retain a significant part of its business activity;

(d) a special resolution authorizing the corporation to permit the alienation of property of its subsidiary;

(e) a special resolution approving an amalgamation agreement;

(f) a special resolution authorizing the continuance of the corporation under the laws of a jurisdiction other than Québec; or

(g) a resolution by which consent to the dissolution of the corporation is withdrawn if, as a result of the alienation of property begun during the liquidation of the corporation, the corporation is unable to retain a significant part of its business activity.

In addition, the adoption of a special resolution that favours or changes prejudicially the rights attaching to a class or series of shares also confers upon the concerned shareholders the right to demand the repurchase of their shares.

Voting against any of the above-mentioned resolutions is a prerequisite for the exercise of the right of dissent related to their adoption.

Under the OBCA, shareholders who dissent to certain actions being taken by the corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when the corporation proposes to:

(a) amend its articles to add, change or remove restrictions on the issue, transfer or ownership of a class or series of shares;

(b) amend its articles to add, remove or change any restrictions upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) enter into certain statutory amalgamations;

(d) be continued under the laws of another jurisdiction;

(e) sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business; or

(f) amend its articles to increase or decrease the maximum number of, exchange, reclassify or cancel, or alter the rights or privileges attaching to shares of any class in certain circumstances where such alteration gives the holders of the affected class of shares the right to vote separately as a class.

	QBCA	OBCA

Shareholder Derivative Actions	Under the QBCA, a person may apply to the court for leave to bring an action in the name and on behalf of a corporation or a corporation that is one of its subsidiaries, or intervene in an action to which the corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Before making such application, the shareholder must give the directors of the corporation or the subsidiary 14 days’ prior notice of the applicant’s intention to apply to the court, unless all of the directors of the corporation or the subsidiary have been named as defendants. Authorization may be granted if the court is satisfied that the board of directors of the corporation or its subsidiary has not brought, diligently prosecuted or defended or discontinued the action, and if the court considers that the applicant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. An application of this nature may be made by a current or former registered holder or beneficial owner of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest. In connection with an action brought in this manner, the court may make any order it thinks fit.

A right to bring a derivative action is also contained in the OBCA, and this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. No leave may be granted unless the complainant has given at least 14 days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court and the court is satisfied that:

(a) the directors of the corporation or its subsidiary will not bring, diligently prosecute, defend or discontinue the action;

(b) the complainant is acting in good faith; and

(c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Oppression Remedies

Under the QBCA, a person may obtain an order from the court to rectify a situation if the court is satisfied that:

(a) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;

(b) the business or affairs of the corporation or any of its affiliates have been, are or are threatened to be conducted in a manner; or

(c) the powers the board of directors of the corporation or any of its affiliates have been, are or are threatened to be exercised in a manner that is or could be oppressive or unfairly prejudicial to any security holder, director or officer of the corporation.

The oppression remedy under the OBCA is substantially the same as under the QBCA and is also available to remedy actual or threatened conduct that “unfairly disregards the interests” of the protected class of persons, which includes creditors of the corporation. Under the OBCA, a complainant may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result, (ii) the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any

	QBCA	OBCA

	On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. An application of this nature may be made by a current or former registered holder or beneficial owner of a security of the corporation or any of its affiliates, a current or former director or officer of the corporation or any of its affiliates, or by another person who, in the court’s discretion, has the required interest.	of its affiliates are, have been, or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. The class of persons that may make such an application is the same as under the QBCA, except that the OBCA remedy is also available to creditors of the corporation and the threshold test, rather than the “required interest”, is that a “proper person” may make such application.

Interim Costs

In an application made further to certain remedies under the QBCA (including oppression claims and derivative actions), the court may, at any time, order a corporation or any of its subsidiaries to pay to the applicant interim costs, including judicial and extrajudicial fees, to the extent that they are reasonable. The applicant may be held accountable for such interim costs at the time of the final decision.

The court will grant interim costs, on the terms determined by the court, if it considers that

(a) the financial situation of the corporation or its subsidiary enables payment of such costs,

(b) the application appears reasonably founded, and

(c) the financial situation of the applicant would not allow the application to be made or maintained without payment of such interim costs.

In its assessment of the financial situation of the applicant, the court need not consider whether or not the situation results from the conduct of the corporation or its subsidiary.

In an application made or an action brought or intervened in further to certain remedies under the OBCA (including oppression claims and derivative actions), the court may at any time order the corporation or its affiliate to pay to the complainant interim costs, including reasonable legal fees and disbursements, for which interim costs the complainant may be held accountable to the corporation or its affiliate upon final disposition of the application or action.

	QBCA	OBCA

Investigations

A registered holder or beneficial owner of a corporation’s securities may apply to the court for an order directing an investigation be conducted into the corporation and any of its affiliates. The court may order the investigation to be made if it considers that such an investigation would help or permit facts to be established and allow the applicant, if necessary, to seek a remedy under the QBCA (including the oppression remedy or a derivative action), and if it appears to the court that,

(a) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person, or the corporation or any of its affiliates was formed or is to be dissolved for a fraudulent or unlawful purpose,

(b) persons concerned with the constitution, business or affairs of the corporation or any of its affiliates have acted fraudulently or dishonestly in connection therewith, or

(c) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to a registered holder or beneficiary of shares of the corporation.

Security holders of a corporation and, in the case of an offering corporation, the Ontario Securities Commission, may apply to the court for an order directing an investigation be conducted into the corporation and any of its affiliates if it appears to the court that,

(a) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person,

(b) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of a security holder,

(c) the corporation or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose, or

(d) persons concerned with the formation, business or affairs of the corporation or any of its affiliates have in connection therewith acted fraudulently or dishonestly.

Place of Meetings

Annual meetings of shareholders shall be held within Québec at the place provided in the by-laws or, in the absence of such provision, at the place within Québec determined by the board of directors.

The meeting may be held at a place outside Québec if the articles so allow or, in the absence of such a provision, if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Subject to the articles and any unanimous shareholder agreement, shareholder meetings shall be held in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.

Requisition of Meetings	The QBCA provides that the holders of not less than 10% of the issued shares that carry the right to vote at a shareholders’ meeting sought to be held may requisition the board of directors to call a shareholders’ meeting for the purposes stated in the requisition.	The OBCA provides that one or more shareholders of the corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a meeting of the shareholders of the corporation.

	QBCA	OBCA

Shareholder Proposals	Under the QBCA, any registered holder or beneficial owner of voting shares of a corporation that is a reporting issuer or has 50 or more shareholders may by submitting a notice to the board of directors, require the corporation to include in its management information circular for an annual meeting of shareholders any matter the person proposes to raise at such meeting. The number of proposals presented by a person for a meeting may not exceed five.	The OBCA provides substantially the same right to registered holders or beneficial owners of voting shares to make proposals to be considered at a meeting of shareholders, however, the OBCA does not set a limit to the number of proposals that may be made by any one person for any one meeting. The OBCA does not restrict shareholder proposals to annual meetings.

Number and Residency of Directors	The QBCA provides that a reporting issuer such as the Corporation must have a minimum of three directors, but does not impose any residency requirements on the directors.	The OBCA requires an offering corporation such as the Corporation to have a minimum of three directors. It also requires that at least 25% of the directors be resident Canadians.

Delegation by Directors

Under the QBCA, the board of directors may not delegate its power:

(i) to submit to the shareholders any question or matter requiring their approval;

(ii) to fill a vacancy among the directors or in the office of auditor or to appoint additional directors;

(iii) to appoint the president of the corporation, the chair of the board of directors, the chief executive officer, the chief operating officer or the chief financial officer regardless of their title, and to determine their remuneration;

(iv) to authorize the issue of shares;

(v) to approve the transfer of unpaid shares;

(vi) to declare dividends;

(vii) to acquire, including by purchase, redemption or exchange, shares issued by the corporation;

(viii) to split, consolidate or convert shares;

(ix) to authorize the payment of a commission to a person who purchases shares or other securities of the corporation, or procures or agrees to procure purchasers for those shares or securities;

(x) to approve the financial statements presented at the annual meetings of shareholders;

(xi) to adopt, amend or repeal by-laws;

While the OBCA permits the board of directors to delegate most of its powers to a managing director or a committee of directors, the powers enumerated under items (i), (ii), (iii) (other than the power to determine remuneration), (iv), (vi), (vii), (ix), (x), (xi), (xiv) and (xv), and the power to remove the officers designated in item (iii) may never be delegated to such managing director or committee. In addition, the OBCA does not allow the delegation of the power to approve a management information circular for the corporation, or approve a take-over bid circular, issuer bid circular or directors’ circular.

	QBCA	OBCA

(xii) to authorize calls for payment;

(xiii) to authorize the confiscation of shares;

(xiv) to approve an amendment to the articles allowing a class of unissued shares to be divided into series, and to determine the designation of and the rights and restrictions attaching to those shares; or

(xv) to approve a short-form amalgamation.

Disclosure of Interests	Under the QBCA, every director or officer of a corporation must disclose the nature and value of any interest he or she has in a contract or transaction to which the corporation is a party. For the purposes of this rule, “interest” means any financial stake in a contract or transaction that may reasonably be considered likely to influence decision-making. Furthermore, a proposed contract or a proposed transaction, including related negotiations, is considered a contract or transaction. In addition, a director or an officer must disclose any contract or transaction to which the corporation and any of the following are a party; (i) an associate of the director or officer; (ii) a group of which the director or officer is a director or officer; or (iii) a group in which the director or officer or an associate of the director or officer has an interest. Such disclosure is required even for a contract or transaction that does not require approval by the board of directors. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve, amend or terminate the contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director or an associate of the director as a director of the corporation or an affiliate of the corporation, (ii) is for indemnity or liability insurance under the QBCA, or (iii) is with an affiliate of the corporation, and the sole interest of the director is as a director or officer of the affiliate.	Under the OBCA, every director or officer of a corporation must disclose to the corporation the nature and extent of any interest that he or she has in a contract or transaction, whether made or proposed, with the corporation, but only if the contract or transaction is “material” and the director or officer (i) is a party to the contract or transaction, (ii) is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or (iii) has a material interest in a party to the contract or transaction. If a director is required to disclose his or her interest in a contract or transaction, such director is not allowed to vote on any resolution to approve the contract or transaction unless the contract or transaction (i) relates primarily to the remuneration of the director as a director of the corporation or an affiliate of the corporation, (ii) is for indemnity or insurance under the OBCA, or (iii) is with an affiliate of the corporation.

APPENDIX “F”

RIGHTS OF DISSENTING SHAREHOLDERS

The following is a summary of the procedure set out in Section 185 of the OBCA to be followed by a Shareholder who intends to dissent from the Continuance Resolution and who wishes to require the Company to acquire his, her or its Common Shares and pay such Shareholder the fair value thereof, determined as of the close of business on the day before the Continuance Resolution is adopted.

Section 185 provides that a Shareholder may only exercise the right to dissent with respect to all the shares of a class held personally by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name.

As such, a Shareholder may only exercise the right to dissent under Section 185 in respect of shares that are registered in that Shareholder’s name. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (“CDS”)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under Section 185 directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered Shareholder who wishes to invoke the provisions of Section 185 must send to the Company a written objection to the Continuance Resolution (the “Notice of Dissent”) at or before the time fixed for the Shareholders’ meeting at which the Continuance Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered Shareholder of his, her or its right to vote on the Continuance Resolution, however a vote either in person or by proxy against the Continuance Resolution does not constitute a Notice of Dissent. A vote in favour of the Continuance Resolution will deprive the registered Shareholder of further rights under Section 185.

If the Continuance Resolution is adopted, the Company is required, within 10 days after adoption, to notify in writing each Shareholder who has filed a Notice of Dissent and has not voted for the Continuance Resolution or withdrawn his objection (a “Dissenting Shareholder”) that the Continuance Resolution has been adopted. A Dissenting Shareholder must send the Company a written demand for payment (the “Demand for Payment”), within 20 days after such Dissenting Shareholder receives notice of adoption of the Continuance Resolution or, if such Dissenting Shareholder does not receive such notice, within 20 days after he, she or it learns that the Continuance Resolution has been adopted, containing the Shareholder’s name and address, the number and class of the Company’s shares for which the Shareholder is dissenting, and a demand for payment of the fair value of those shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the Company or its transfer agent the certificates representing the Shareholder’s dissenting shares. The Company or the transfer agent will endorse on the share certificates a notice that the Shareholder is a Dissenting Shareholder and will then return the certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or the Dissenting Shareholder’s share certificates, such Shareholder may lose his, her or its right to make a claim under Section 185.

After the Dissenting Shareholder sends the Demand for Payment, the Dissenting Shareholder will no longer have any rights as a Shareholder of the Company other than the right to be paid the fair value of such shares, unless: (i) the Dissenting Shareholder withdraws his, her or its Demand for Payment before the Company makes a written offer to pay (the “Offer to Pay”); (ii) the Company does not make a timely Offer to

F-1

Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws such Demand for Payment; or (iii) the Company’s Board of Directors revoke the Continuance Resolution, in all of which cases the Dissenting Shareholder’s rights as a Shareholder are reinstated, and in the first two cases, the Dissenting Shareholder’s shares will be subject to the Continuance Resolution.

Within seven days after the later of the effective date of the Continuance and the date when the Company receives the Demand for Payment, the Company is required to send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which the Dissenting Shareholder has dissented. The Offer to Pay must be in an amount considered by the Company’s Board of Directors to be the fair value of the shares. A statement showing how the fair value was determined must accompany the Offer to Pay. Every Offer to Pay made to Dissenting Shareholders for shares of the same class must be on the same terms. The Company must pay the amount specified in an Offer to Pay within 10 days after the Dissenting Shareholder accepts the Offer to Pay, however the Company’s Offer to Pay will lapse if the Company has not received the Dissenting Shareholder’s acceptance within 30 days after the Offer to Pay has been made.

If a Dissenting Shareholder does not accept an Offer to Pay or if an Offer to Pay is not made, the Company may, within 50 days after the effective date of the Continuance, or within such period as the court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in an application to the court.

Before making an application to the court, or not later than seven days after receiving notice of an application to the court made by a Dissenting Shareholder, as the case may be, the Company must give notice to each Dissenting Shareholder who, at the date upon which such notice is given, (i) has sent to the Company the Demand for Payment; and (ii) has not accepted the Company’s Offer to Pay (the “Notice Conditions”), of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel, and shall give similar notice to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings, satisfies the Notice Conditions, within three days of such satisfaction. All Dissenting Shareholders who satisfy the Notice Conditions shall be deemed to be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder who has complied with the Notice Conditions.

The Company cannot make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	the payment would render the Company insolvent.

The above is only a summary of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his shares and is not intended to be exhaustive. Section 185 of the OBCA requires strict adherence to the procedures set out therein. It is suggested that a Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to strictly comply with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

The Company’s Board of Directors may elect not to proceed with the transactions contemplated in the Continuance Resolution if any Notices of Dissent are received.

F-2

APPENDIX “G”

MI DEVELOPMENTS INC. BOARD CHARTER

1.	Purpose

The members of the Board of Directors (the “Board”) of MI Developments Inc. (the “Company”) have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	Composition

2.1	General

The composition and organization of the Board, including the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures; and notices of meetings are governed by applicable laws, rules and regulations and the Articles and By-laws of the Company.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to promptly advise the chair of the Corporate Governance and Nominating Committee.

2.2	Independence

A majority of the Board must be independent within the meaning of the provisions of National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators and the applicable rules and regulations of the United States Securities and Exchange Commission and the New York Stock Exchange, each as may be amended from time to time.

2.3	Chair of the Board

The Chair of the Board shall be an independent director.

3.	Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

3.1	Strategic Planning

(a)	Strategic Plans

The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities and risks of the business, and business practices in the industry.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

3.2	Risk Management

(a)	General

The Board shall periodically review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

3.3	Human Resource Management

(a)	General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to executive compensation.

(b)	Succession Review

The Board shall develop and review periodically the succession plans of the Company for the Chair, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

3.4	Corporate Governance

(a)	General

The Board shall periodically review reports of the Corporate Governance and Nominating Committee concerning the Company’s approach to corporate governance.

(b)	Director Independence

The Board shall periodically review reports of the Corporate Governance and Nominating Committee that evaluate the director independence standards established by the Board (including the definition of independence and the proportion of independent directors) and the Board’s ability to act independently from management in fulfilling its duties.

(c)	Ethics Reporting

The Board has adopted a written Code of Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. The Board shall periodically review reports of the Audit Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Audit Committee concerning investigations and any resolutions of complaints received under the Code.

(d)	Board of Directors Charter Review

The Board shall review and assess the adequacy of its Charter from time to time, as required, to ensure compliance with any rules and regulations promulgated by any regulatory body and approve any modifications to this Charter as considered advisable.

3.5	Communications

(a)	General

The Board has adopted a Disclosure Policy for the Company. The Board, in conjunction with the Chief Executive Officer and General Counsel, shall periodically review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(b)	Shareholders

The Company endeavours to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair of the Board.

4.	Committees of the Board

The Board has established the following committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

4.1	Committee Charters

The Board has approved charters for each established Board committee and shall approve charters for any Board committee created in the future.

4.2	Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s charter.

4.3	Committee Composition

The Board shall appoint, annually or as required, the members and a chair of each committee, after receiving recommendations from the Corporate Governance and Nominating Committee.

5.	Meetings and Resources

The Committee may, to the extent permissible by Applicable Requirements, designate a subcommittee to review any matter within this Charter as the Committee deems appropriate.

5.1	Meeting Participation

Each director is encouraged to use his or her best efforts to attend all meetings of the Board and the committees of the Board of which such director is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

5.2	Service on Other Boards

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in writing in advance of accepting an invitation to serve on the board of another public company.

5.3	Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

6.	Management

6.1	Position Descriptions for Directors

The Board has approved position descriptions for the Chair and the chair of each Board committee. The Board shall review such position descriptions from time to time, as required.

6.2	Position Description for Chief Executive Officer

The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. The Board shall periodically review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.